Westport™

Westport Innovations
fiscal 2011
Annual Report

Contents

1   **Letter to Shareholders**

4   **Sustainability Report**

9   **Management's Discussion and Analysis**

22   **Reports**
   22   Management's Report to the Shareholders
   22   Report of Independent Registered Public Accounting Firm
   23   Independent Auditors' Report of Registered Public Accounting Firm

24   **Consolidated Financial Statements**
   24   Balance Sheets
   25   Operations
   25   Comprehensive Income (Loss)
   26   Shareholders' Equity
   27   Cash Flows

28   **Notes to Consolidated Financial Statements**

45   **Shareholder Information**

To our shareholders,

Fiscal 2011 has seen a tremendous shift in the support of natural gas as a transportation fuel and a resulting market transformation is underway. The reason is simple: oil prices are rising again and returning to the levels seen in 2008, just before the global economic crisis. On the other hand, the supply picture for natural gas has dramatically improved all over the world. In particular, key oil-importing countries such as China and the United Stares are discovering that they have significant domestic natural gas resources. Production costs even for unconventional gas resources remain attractive, so long-term price trends are encouraging.

Although we talk about reaching "tipping points" in key markets, this has only come after years of market development work and significant financial investment by Westport. We continue to invest heavily in market development because we believe the opportunities are compelling and the strategic value of becoming the leading player in each individual market is so high.

Looking back we can see how far we've come:

:: With our Cummins Westport (CWI) joint venture, we have established strong customer presence in key mid-range markets such as urban transit bus and refuse trucks. Market penetration is 20%–30% of new vehicles in theses market segments in the United States and this figure is growing. CWI has been strongly profitable since 2004, with pre-tax income topping 20% last year.

:: Our joint venture in China, Weichai Westport, is growing spectacularly with sales up more than 100% year over year.

:: Liquefied natural gas (LNG) trucks are already well established as a segment and with the successful proof of concept program delivered 2007–2009 at the Ports of Los Angeles and Long Beach, regional- and long-haul trucking fleets can see LNG refuelling in daily use by more than 1,000 trucks hauling freight to and from the Ports.

:: We are now in production with Peterbilt and Kenworth heavy-duty long-haul trucks incorporating Westport HD-branded technologies, with orders for over 480 trucks announced in the last few months; CWI has successfully launched engines for trucks with Freightliner and several others.

:: Through alliances with Volvo and Weichai, significant new products incorporating our technology are expected to launch over the next 18–24 months.

:: Through Juniper Engines, we successfully launched a light-duty industrial engine with Clark Material Handling and expect to launch oilfield products with Cummins Western Canada; since the acquisition of OMVL S.p.A. last July, we have also launched initiatives in the automotive world.

:: Several years of work on high-horsepower market development has begun to bear fruit, with a locomotive proof of concept project underway with CN Rail and Gaz Metro, and an agreement with Caterpillar to evaluate our technologies for possible use on their large engines.

:: Revenue growth from 2008 through 2010 continued to compound at an annual 29% over the period, despite the intervening economic crisis and global recession.

For the last ten years, almost all of our revenue has come through our profitable joint venture, CWI. The joint venture continues to demonstrate strong bottom line performance as well as product excellence. We expect CWI to continue to grow well into the future. This year saw us add several new revenue streams: Westport HD systems sales, Juniper light-duty products, engineering services revenue from Volvo, and joint venture income from Weichai Westport. Over the next few years, each of these new businesses has the potential to grow in scope and profit contribution.

There's no doubt that the most exciting development this year has been the launch of LNG long-haul trucks with Peterbilt and Kenworth. Based on our experience with over 200 Westport HD-powered trucks sold to customers at the Ports of LA and Long Beach, last year we launched a major product update targeting long-haul trucking fleets across North America. This coincided with a major emissions regulation change, so our new product incorporates state-of-the-art 2010 EPA emissions control technologies. Although only about 30 of these new trucks were delivered to customers last year, by the end of the fiscal year orders for more than 480 new trucks had been announced.

New financial solutions from various third party financing companies, the availability of long term fuel supply contracts, plus life-of-truck maintenance and warranty offers from Westport and our trucking partners, have removed much of the financial risks and uncertainties of the shift to LNG. This very large potential market is now open to us and although we continue to be investing significantly at current volumes, we anticipate this business will be able to shift into profitable operations based on anticipated sales volumes. We believe the Heavy-Duty (HD) business has now demonstrated its potential to become a significant platform for revenue growth and shareholder value.

Letter to Shareholders

Although we're just getting started in this very large market, we're confident that the long-term economic advantages make this energy transition inevitable. In the short term, the pace is going to be determined by our ability to earn the confidence of fleet operators and to deliver the complete solution they need to make such a bold and disruptive jump from conventional fuels. So customer support does remain a primary focus for us.

We also moved this year to significantly expand our global HD presence with new relationships with Volvo and Weichai where we expect important new heavy-duty products entering the market in 18 to 24 months. In some cases, product development expenses are being borne by our joint venture or partners. Recently, we announced new projects to demonstrate LNG on locomotives with CN Rail and Gaz Metro, and with Caterpillar, positioning us to potentially enter the market for high-horsepower products incorporating our HD technologies.

Weichai Westport Inc. (WWI), our joint venture with Weichai Power of China, continues to expand its market for natural gas engines across China and increase its market share. Progress is being made on the HD engine development program incorporating Westport's high pressure direct injection (HPDI) technology, and is on schedule to provide China with an advanced natural gas engine. Given the pace in China, we would expect to see this start in late calendar 2012 to early calendar 2013, so this is a critical period as we develop this business.

As we have reported, the engine development expenses are going to be contained within the joint venture, but Westport is committed to develop a specific fuel system and vehicle components and recover that investment through component sales after the launch.

WWI has seen strong demand for LNG trucks already in China. Seeking better performance on alternative fuels, one of WWI's truck original equipment manufacturers (OEM) partners has established itself as the leader in providing LNG trucks in China and is already working with WWI to introduce future HPDI products. In addition, there is particular interest in high horsepower trucks used in the resource industries in Western China. This continues to be a very fast-growing opportunity. So, already many companies building LNG infrastructure in China and many fleets are operating their trucks on LNG from unconventional sources such as landfill gas and coal bed methane.

Our relationship with Volvo continues to develop and strengthen. Westport has opened an office in France near Volvo's operations. We see a lot of enthusiasm in Europe for LNG as a fuel for trucks due to the high price of diesel fuel, the focus on carbon reductions, and the strong interest from the transportation sector to just find a cheaper source of energy.

The $8.1 million in service revenue reported for the year ended March 31, 2011 is based on agreements between Westport and Volvo whereby Westport is reimbursed for engineering and related development costs at passage through each successful major development gate. But this is going to evolve into a product business as well once the commercialization milestones are behind us. We think the global market opportunities for Volvo natural gas vehicles are increasing rapidly, and we have the right product positioned at the right time.

Of course, our job in this relationship will be to develop a high degree of satisfaction and confidence within Volvo and its global vehicle brands.

Westport's acquisition last summer of OMVL S.p.A. of Italy (OMVL) is emerging as a platform for expansion into the light-duty automotive and industrial markets. OMVL was formerly our joint venture partner in Juniper, so we knew them well and integration with the Juniper team has gone smoothly. Aside from the strong market growth we are seeing for Juniper, this positions Westport as the only company with a technology and product portfolio spanning light, medium, and heavy-duty engines running on gaseous fuels such as natural gas and liquefied petroleum gas (LPG). Our addressable market has increased substantially and our competitive position has never been stronger.

Westport's strategy is to set industry-leading standards for alternative fuel products over the entire global market for transportation products, while broadening and strengthening our existing relationships and market coverage. To that effect, the Westport team has been working with several prospective OEM partners to deliver market analyses and business plans, technology and product proof-of-concept work, and to negotiate commercial alliance terms. In addition to our new locations with the OMVL acquisition, we have opened new offices recently in France, Australia, and Detroit, and we continue to grow our capabilities in China, Canada, India, and the U.S.

Looking specifically at our financial results last year, revenue reached $148.1 million, up 21.7% from fiscal 2010's $121.7. On a calendar year basis, since we are changing our reporting period to December 31 next year, our revenue has been $108.2 (calendar 2009) and $144.4 (calendar 2010). We expect growth over the next few years to continue to be approximately 30% on a compounded basis.

Net loss for the fiscal year ending March 31, 2011 was $42.3 million ($1.00 per share) compared to a net loss of $34.7 million ($1.02 per share) in fiscal 2010.

Our strong balance sheet ($180 million in cash and short-term assets at the end of the year) allows us to continue to invest with confidence in market development and new growth opportunities. We continue to work under partnership and joint venture business models that allow us to scale market growth very quickly, by utilizing our partners production and distribution assets, with relatively low capital investments. Of course, we believe each of our business units, including joint ventures, will generate significant and sustainable positive cash flow contributions and strong returns for you, our shareholders, as markets develop.

Cummins Westport Financial Highlights

CWI's full year, ending December 31, saw the joint venture with revenue of $117 million, which represents growth of 15% over calendar 2009. In the four quarters that make up Westport's fiscal year ending March 31, 2011, CWI revenue was $111.3 million, staying flat through this past year of U.S. vehicle credit uncertainty. CWI operating profit before tax for Westport's fiscal year was $25.2 million. Westport's share of this profit was 50% or $12.6 million.

Weichai Westport Financial Highlights

WWI reported revenues of $53.1 million for the nine months ended March 31, 2011, the first three quarters WWI's financials were reported by Westport. For the 2010 calendar year, the joint venture shipped 3,600 engines, which is up 114% year-over-year. In Westport's fourth quarter fiscal 2011, WWI shipped 1,771 engines, an increase of more than 100% over the same period last year.

Juniper Engines Financial Highlights

Juniper revenue for the year was $23.7 million, which includes only 9 months of OMVL revenue after its acquisition on July 2. As we have said, we are investing in Juniper to explore several new markets, including automotive opportunities with a number of global OEMs. We think significant change is coming in this market, and our experience with direct injection technologies is an important foundation for this growth.

Westport HD Financial Performance

Westport HD is the business unit offering high-performance Westport HD 15L engines featuring proprietary HPDI technology. Revenue for this unit for the fiscal year was $5.0 million.

We conclude this letter with some comments on new opportunities beyond our existing portfolio. Of course, we don't yet have the product and market portfolio that completely matches conventional gasoline and diesel markets around the world. We expect to begin filling in this portfolio with existing and with new partners. We continue to look at ways we can develop supply chain efficiencies and lower the overall system cost.

Since our venture into smaller engines with Juniper, the last remaining market we had not developed a commercial alliance in is high horsepower, which would include things like mining, locomotives, shipping, and large industrial applications. Falling into next fiscal year, we just announced in May an agreement with Caterpillar, Inc. to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar's high-horsepower engines. Caterpillar high-horsepower engines are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide. The global interest we have seen in these markets show excellent potential for this new collaboration.

Last year, we said we expected to see fiscal 2011 marked with evidence of growing market enthusiasm for natural gas as a fuel for commercial vehicles. With corridor development happening this year in both Eastern and Western Canada, through Nevada and Utah, and global interest and collaborative development increasing, we expect to be very busy in the year ahead. We look forward to reporting our progress in all markets as we move forward and strengthen this broad and diverse portfolio.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support and confidence in our company.

Sincerely,



David R. Demers
Chief Executive Officer



Bill E. Larkin
Chief Financial Officer

Setting the Technology Standard

Welcome to Westport's fourth sustainability report providing information on our economic, social and environmental performance impacts. Data from five fiscal years have been included to reflect trends, achievements and areas for improvement.

As a clean-technology company, our approach to sustainability encompasses more than compliance, risk management and philanthropy. Our natural gas engines move people and freight around the world and our corporate impact goes beyond the immediate communities where we live and work.

Our approach to sustainability has been driven by data and quantifiable measures but the story behind the numbers is even more compelling. More comprehensive discussion will occur on our website, **westport.com**.

The Importance of the Global Reporting Initiative

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. The GRI's 72 indicators and associated methodologies enable companies to facilitate decision-making and improve sustainability performance based on globally recognized indicators.

Perhaps one of the more significant advantages of the GRI is the ability to compare Westport's performance to our OEM partners and competitors. We work with the largest engine and truck manufacturers in the world and are committed to transparency.

This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from April 2010 to March 2011. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application Level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit **globalreporting.org**.

We welcome your feedback. Any questions or observations regarding Westport's sustainability performance may be directed to **sustainability@westport.com**.

GLOBAL REPORTING INITIATIVE

Sustainability Indicator Index

Economic Performance

EC1 Direct economic value generated and distributed

EC2 Financial implications and risks and opportunities of climate change

Social Performance
(Human Rights, Labour Practices, Societal Impacts, and Product Responsibility)

HR3 Employee training on human rights

LA1 Total workforce by employment type, employment contract, and region

LA3 Benefits provided to full-time, part-time and temporary employees

LA6 Workforce represented in Occupational Health and Safety Committees

LA7 Rates of injury, occupational disease, lost days, and work-related fatalities

SO1 Nature, scope and effectiveness of programs to manage impact on communities

SO2 Percentage and total number of business units analyzed for risks related to corruption

SO3 Percentage of employees trained on anti-corruption policies and procedures

PR1 Life cycle stages: health and safety impacts of products—assessed for improvements

PR2 Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products

Environmental Performance

EN3 Direct energy consumption by primary energy source

EN4 Indirect energy consumption by primary source

EN5 Energy saved due to conservation and efficiency efforts

EN6 Initiatives to provide energy-efficient or renewable based products and reductions

EN7 Initiatives to reduce indirect energy consumption and reductions achieved

EN8 Total water withdrawal by source

EN16 Total direct and indirect greenhouse gas emissions

EN18 Initiatives to reduce GHG emissions and reductions achieved

EN22 Total amount of waste by type and disposal method

EN23 Total number and volume of significant spills

EN28 Value of fines and non-monetary sanctions for environmental non-compliance

legend: **AA1** We report on this indicator   **BB2** We partially report on this indicator

Social Performance

Community Impacts

Communities and the sustainability and liveability of specific locales or areas may be significantly impacted by an organization's activities. Westport's geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbours. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environmental releases and noise levels in excess of municipal by-laws.

Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. No formal community complaints were received during this reporting period.

Human Rights

As our operations and partnerships expand internationally, Westport is committed to the respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization. Our commitment to value and uphold human rights is stated in our Code of Conduct that is reviewed annually and signed by all employees.

Anti-Corruption Efforts

All business units are analyzed for risks related to corruption and all employees are trained in ethics and compliance. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. Our Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. We amended our Code of Conduct in January 2010 to include further guidance on what constitutes an improper payment and how we interact with public officials.

In addition, Westport maintains a confidential Ethics Hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for "whistle blowing" in good faith.

Employee Development

We strive to provide a healthy work environment characterized by respectful relationships, training and advancement opportunities, respect for human rights and diversity and competitive salaries and benefits.[1] A similar benefits package is offered to both full-time and part-time employees.[2]

Occupational Health and Safety

The health and safety of our employees, facilities and communities is an integral part of Westport's daily business. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 120 employees.[3] Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

We experienced no recordable injuries and no lost time injuries in the reporting year.

Safety Incidents	fiscal years ended March 31 (unaudited)				
	2011	2010	2009	2008	2007
Recordable injury frequency	0	2	0	0	2
Recordable injury rate [4]	0	0.82	0	0	1.24
Lost time injury frequency	0	1	0	1	0
Lost time injury rate [5]	0	0.41	0	0.54	0

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its liquefied natural gas (LNG) fuel systems. Registration by QMI-SAI Global addresses Westport's needs, as a tier 1 automotive supplier, to provide truck original equipment manufacturers (OEMs) with consistent products and support.

> "With nine billion people on the horizon on a planet of finite resources, the space race for which country can make the most productive use of resources is on, and these companies are Canada's great green hope. Westport has been on our *Cleantech 10™* list since its inception, and also has the distinction of being a member of *Best 50 Corporate Citizens* list since 2008."
>
> —Toby Heaps, Editor in Chief, Corporate Knights

Product Responsibility (continued)

Westport's QMS comprises the organization's policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:[6]

Health and Safety Impacts Assessed at Life-Cycle Stage	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	PARTIAL
Marketing and promotion	YES
Storage, distribution, and supply	PARTIAL
Use and service	YES
Disposal, reuse, or recycling	PARTIAL

It is important to identify improvements and goals beyond regulatory compliance to further expand the life cycle analysis of our products. Our efforts to build on industry best practice and further develop our internal processes will be outlined in future sustainability reports.

Community Engagement

Our employees make significant contributions to the communities in which they live and work. Westport has supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, Westport employees have donated more than $400,000 to the United Way and our campaigns have been recognized as leading workplace efforts.

A key challenge for us is how to link or integrate our voluntary and philanthropic activities with business strategy. As we move towards profitability, we will look to our employee-driven IMPACT team to develop a series of recommendations related to corporate donations. In the interim, we are pleased to support internal fundraising efforts and offer each employee 16 hours of paid leave each year to volunteer with a charitable organization of his/her own choosing.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that Westport employees were already involved with into one coordinated effort. IMPACT's vision of community is broad and encompasses the communities in which we live, our immediate neighbours in Vancouver and our workplace.

IMPACT initiatives and its three pillars of Environment, Education and Community are profiled in more detail on **westport.com**. These three platforms are the vehicles by which Westport can contribute to solutions related to the alleviation of poverty, a more sustainable environment and the dialogue on the importance of science and technology.

Environmental Performance

Environmental leadership is a core corporate value. In addition to the environmental benefits of our natural gas engine technologies, it is critical that our facilities are operated with a commitment to sustainability and energy efficient. Our employees remain the best source of suggestions for how to minimize Westport's environmental impacts and much progress has been made to date to improve our facilities, testing equipment, fuel system technologies and general operations.

Energy

Given the complexity of fuel system testing and the number of engines currently in development at Westport facilities, it is challenging to identify a meaningful energy consumption target at the beginning of the year. What we can do however is emphasize the importance of energy efficiency and operational improvements.

The overall consumption of direct energy decreased in the reporting period. This trend can be attributed to a number of factors:

1 The installation of a new bulk tank in January 2011 enables us to test liquefied natural gas pumps and other fuel system components on liquid nitrogen. Nitrogen is an inert gas with similar properties to LNG and will further minimize the greenhouse gas (GHG) emissions from our pump testing operations.

2 Three engineering trucks ran extended hours with increased mileage and the extensive testing of production pumps explains the higher consumption of LNG.

3 A number of test cells were occupied with early-stage engine development work. As a result, we consumed less compressed natural gas as the focus is on analysis and diagnostics to optimize engine performance.

4 Propane consumption dropped due to the completion of core emissions and performance development work related to the product release of the Juniper 2.4-litre engine.



Energy Consumption

Direct Energy Consumption	gigajoules (GJ) for fiscal years ended March 31 (unaudited)				
	2011	2010	2009	2008	2007
Diesel	1,146.3	1,919.8	2,050.0	2,200.9	1,252.2
Propane	119.8	614.5	353.0	38.3	93.6
Liquefied natural gas	13,395.0	6,795.0	12,551.1	15,625.2	13,511.3
Compressed natural gas	13,362.8	28,327.8	19,707.5	20,508.9	1,2504.0
Natural gas returned to pipeline	(7,101.5)	(2,508.0)	(7,167.4)	(11,122.1)	(10,803.4)
Net consumption	20,922.3	33,420.3	27,494.2	27,251.3	16,557.6

Indirect Energy Consumption	gigajoules (GJ) for fiscal years ended March 31 (unaudited)				
	2011	2010	2009	2008	2007
Electrical	5,960.9	8,725.9	8,114.5	8,403.5	6,870.6

Westport is a BC Hydro Power Smart Partner, one of the province's leading business customers working towards positively impacting their bottom line via the adoption of energy efficient practices to manage consumption in a more sustainable manner.

We now operate three transient dynamometers at our High-Tech Centre facility.[7] A transient dynamometer generates electricity during the engine test thereby offsetting the amount we need to purchase. In the same way that solar panels produce power for the building where they are installed, a transient dynamometer enables our engine development activities to generate electricity that can be used in the same technical facility.

Water

As global water resources will be impacted by climate change, water use is becoming an increasingly critical component of each organization's sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m^3 per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (WBCSD) is the globally accepted standard for GHG emissions accounting. The organizational boundary of this inventory includes all of Westport's British Columbia-based facilities and includes both scope one and scope two emissions.[8] We have not measured scope three emissions to date.

Greenhouse Gas Inventory[9]	tonnes CO2 equivalent for fiscal years ended March 31 (unaudited)				
	2011	2010	2009	2008	2007
Total Scope 1 Direct Emissions	1,192.31	2,005.38	1,383.25	1,563.59	948.13
Total Scope 2 Indirect Emissions	194.00	245.00	244.00	253.00	206.00
Total GHG impact	1,386.31	2,250.38	1,627.25	1,816.59	1,154.13

A heavy-duty liquefied or compressed natural gas engine offers a range of environmental benefits including a reduction in GHG emissions. As a clean-technology leader we ask our customers to demonstrate environmental leadership and therefore must do so ourselves. It is critical that we understand the carbon impact of our operations and look for efficiency and process improvements to minimize our own emissions.[10]

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge. There are currently no regulatory requirements for a company of our size to disclose its emissions. The process of compiling a GHG inventory is an important first step in understanding reduction opportunities and measuring progress.

Climate Change Risks

Climate change may yield multiple, interrelated business risk encompassing physical, operational and regulatory dimensions.

Extreme weather events and changing weather patterns may result in physical damage to Westport property and facilities. The physical impacts of climate change may result in increased financial costs such as higher insurance premiums for operations in areas prone to flooding or other natural events. Property taxes may increase as local governments identify infrastructure adaptation requirements. Energy demands per facility are likely to increase due to extreme temperatures. Carbon pricing mechanisms such as cap and trade regimes and/or a carbon tax will result in higher energy costs.

Westport's direct operations and actual greenhouse gas emissions are considered low-impact so the actual and anticipated regulatory risks associated with climate change mitigation or compliance obligations are low.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well-established and well-maintained. Using generic formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

Types of Hazardous and Solid Waste Recycled			
Aluminum	Coolant	Lube oil	Stainless steel
Batteries	Diesel	Other plastic	Tires
Beverage Containers	E-waste	Paper	Viscor
Cardboard	Filters / rags	Plastic oil pails	Wastewater[11]
Cellphones	Light bulbs	Solvents	Wood

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Footnotes

1 As of March 31, 2011, Westport had a worldwide total of 344 employees consisting mostly of engineers and technicians. Of that number, we had 319 full-time employees and 25 contract or part-time staff in our offices in Vancouver, Canada, throughout the United States, Australia, Buenos Aires, China, France, and Italy. CWI had 58 full-time employees, including 47 employees and 1 contract staff seconded from Cummins and 10 employees seconded from Westport (Westport secondees included in the above total headcount).

2 Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

3 Health and Safety Committees are located at our main technical facility in Vancouver and at the Westport Assembly Centre in Delta.

4 The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

5 The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

6 This list of life cycle stages is contained within the GRI G3 guidelines.

7 A fourth transient dynamometer will be installed in fiscal 2012.

8 Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity. Scope Three Indirect Emissions include emissions associated with raw materials processing, employee travel, waste management and materials production.

9 The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

10 In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO_2) equivalents per year are required to disclose their emissions.

11 Wastewater includes ultrasonic cleaner solution and alkaline water from cooling water towers.

Basis of Presentation

This Management's Discussion and Analysis ("MD&A") for Westport Innovations Inc. ("Westport", the "Company", "we", "us", "our") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2011. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The effect of significant differences between Canadian GAAP and U.S. GAAP has been disclosed in **[note 24]** to our audited consolidated financial statements for the year ended March 31, 2011. The Company's reporting currency is the United States dollar. This MD&A is dated June 8, 2011.

Effective April 1, 2010, the Company changed its reporting currency from the Canadian dollar to the United States dollar ("U.S. dollar"). All prior year amounts have been translated into U.S. dollars.

On May 30, 2011, The Board of Directors approved a fiscal year-end change from March 31 to December 31, to align the year ends of all the consolidated operating companies to the calendar year.

Additional information relating to Westport, including our Annual Information Form ("AIF") and Form 40-F, is available on SEDAR at **www.sedar.com** and on EDGAR at **www.sec.gov**. All financial information is reported in U.S. dollars unless otherwise noted.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.

These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.

These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent Annual Information Form filed on SEDAR at **www.sedar.com**.

Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

Business Overview

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light-duty (2.4-litre), medium-duty (5.9- to 8.9-litre), heavy-duty (11- to 16-litre) and high horsepower (> 16L) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

Since our founding in 1995, we have focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel. Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with leading diesel engine and truck original equipment manufacturers ("OEMs") to develop, manufacture and distribute our engines to a diverse group of global truck and bus OEMs. Our strategic partnerships with OEMs provide access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.

We commercialize our technology in markets where demand for clean, low emission engines is prevalent, including light-duty, medium- to heavy-duty and heavy-duty as follows:



Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc., serves the medium- to heavy-duty engine markets. CWI's engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. The fuel for CWI engines is typically carried on the vehicles as compressed natural gas ("CNG") or liquefied natural gas ("LNG"). CWI engines are produced at Cummins plants in the United States, China and India, allowing CWI to leverage Cummins' global manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks.

:: **Westport™** HD

Westport Heavy Duty ("Westport HD") serves the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. The fuel for the Westport HD system is typically carried on the vehicle as LNG to provide greater energy density compared to CNG and to allow the vehicle to travel farther before refueling. At the heart of the Westport HD system is our proprietary high pressure direct injection technology, which provides the environmental and cost benefits of natural gas while delivering comparable benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability.

:: **Juniper** Engines Inc.

Juniper Engines Inc. ("Juniper"), a wholly owned subsidiary of Westport, designs, produces and sells high-performance alternative fuel engines primarily in the sub-5-litre class initially targeting the global CNG and liquefied petroleum gas ("LPG") industrial and light-duty automotive market with sales and engineering support in North America, Europe and Asia. For industrial applications, Juniper's engines fully integrate multipoint injection technology with Hyundai Motor Company's 2.4-litre industrial engine platform. The result is a high-performance, low-emissions solution that offers competitive advantages over incumbent products, including a compact engine package, higher torque and power, and enhanced acceleration and transient response. In the first quarter of fiscal 2011, Juniper commenced production shipments to its OEM launch partner, Clark Material Handling Co. Juniper also delivered field trial engines in an oilfield application in Canada, targeting the non-mobile industrial market that also includes power generation and agriculture. With the recent acquisition of OMVL S.p.A ("OMVL"), Juniper entered the light-duty automotive market. OMVL brings multipoint injection fuel systems, high-volume manufacturing and engineering capabilities that will enable Juniper to grow through new OEM relationships and continued aftermarket sales.

We have entered into agreements to capitalize on the growth of alternative fuel engines in other geographic markets. In July 2010, we formally invested and received a 35% interest in Weichai Westport Inc. ("WWI"), an agreement with Westport, Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd., to focus on the Chinese market. WWI intends to research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automotive, heavy duty trucking, power generation and shipping applications. WWI utilizes Westport's natural gas technology expertise and the distribution network of engine manufacturing leaders seeking to deliver best-in-class solutions in a rapidly developing market. In July 2008, we commenced operations of BTIC Westport ("BWI"), a joint venture between Westport and Beijing Tianhai Industry, to focus on tanks to support the Westport HD business. BWI combines our core competencies in LNG fuel systems with BTIC's global cryogenic tank manufacturing capabilities. The 50:50 joint venture fills a need within the natural gas vehicle industry for more cost-effective, custom-engineered tanks for LNG.

On July 2, 2010, we acquired 100% of the outstanding shares of OMVL and OMVL's 51% share of Juniper for consideration of $25.7 million. We paid $17.1 million on closing, and we expect to pay approximately $10.8 million on the third anniversary of the closing date. As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport and SIT Group of Italy, is now wholly owned by Westport. We commenced consolidating 100% of the assets, liabilities, revenues and expenses of Juniper and OMVL effective July 2, 2010.

On July 8, 2010, Westport and Volvo Powertrain ("VPT"), a subsidiary of Volvo AB, signed a new agreement defining Westport's responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo. Westport will also work directly with the Volvo AB brands to help identify market development opportunities for natural gas vehicles and assist in the infrastructure build-out of biogas and natural gas where needed. Westport originally entered into an agreement with Volvo in November 2009 describing Westport as a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. This new agreement is an evolved and expanded relationship, in which the Company performs engine research and development contract services and is paid by VPT as milestones under the agreement are achieved. The Company completed the first milestone in September 2010 and a second milestone during the current quarter and recorded related revenue of $3.1 million during the three months ended March 31, 2011 and $7.1 million for the year ended March 31, 2011.

On March 10, 2011, the Company entered into an agreement with Volvo Truck Corporation ("VTC"), a subsidiary of Volvo AB, to perform LNG tank module research and development contract services. The Company completed the first milestone in this agreement and recognized $1.0 million during the three months ended March 31, 2011.

Selected Annual Financial Information

(expressed in thousands of United States dollars, except for per share amounts, shares outstanding, and units shipped)

	fiscal years ended March 31		
	2011	**2010**	**2009**
Units shipped	3,656	3,921	4,038
Total revenue	$ 148,062	$ 121,653	$ 109,211
Gross margin	$ 57,080	$ 38,674	$ 27,874
GM %	39%	32%	26%
Net loss attributed to the Company	$ (42,283)	$ (34,689)	$ (20,410)
Net loss per share —basic and diluted *(i)*	$ (1.00)	$ (1.02)	$ (0.67)
Weighted average shares outstanding	42,305,889	34,133,247	30,268,947
Cash and short-term investments	$ 180,303	$ 104,205	$ 65,503
Total assets	$ 273,386	$ 153,690	$ 107,432
Long-term financial liabilities *(ii)*	$ 10,012	$ 12,735	$ 9,001
Cash used in operations before changes in non-cash working capital *(iii)*	$ (24,470)	$ (22,994)	$ (22,392)
CWI income for the year after taxes	$ 15,998	$ 14,330	$ 7,478
CWI income attributable to the Company	$ 7,999	$ 7,165	$ 3,739

i   Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, warrants, and performance share units would be anti-dilutive.

ii   Excluding current portions of warranty liability and other long-term liabilities.

iii   see non-GAAP measures

Overview of Fiscal 2011 Results

Operating Results

For the year ended March 31, 2011, our consolidated revenues increased $26.4 million, or 21.7%, to $148.1 million from $121.7 million for the year ended March 31, 2010. The increase relates to Juniper revenue of $23.7 million as the Company began consolidating Juniper and OMVL from July 2, 2010, VPT service fee revenue of $8.1 million and an increase in CWI parts revenue of $2.7 million. These increases were partially offset by a $3.2 million decrease in CWI product revenue and a decrease in Westport HD revenue of $4.9 million.

Our consolidated net loss for the year ended March 31, 2011 was $42.3 million, or $1.00 per share, compared to $34.7 million, or $1.02 per share, for the year ended March 31, 2010. The $7.6 million increase in net loss was primarily due to a net loss in Juniper of $5.2 million, and an increase in the Westport HD net loss of $4.1 million, which was partially offset by an increase in CWI net income of $1.7 million.

Capital Management

In November 2010, we issued 6,957,500 common shares at a price of $17.50 per share for gross proceeds of $121.8 million. The net proceeds of $115.7 million (net of share issuance costs of $6.1 million) will be used to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEM's focused on light-duty industrial and automotive, heavy-duty and high horsepower applications.

Cash, Cash Equivalents and Investments

As of March 31, 2011, our cash, cash equivalents and short-term investments balance was $180.3 million compared to $104.2 million at March 31, 2010. For the year ended March 31, 2011, cash used in operations was $24.0 million with $24.5 million used for operating purposes and a $0.5 million surplus for working capital. We also paid cash of $13.0 million (net of cash acquired) for our acquisitions of OMVL and the remaining 51% of Juniper, invested $4.3 million in WWI, purchased $3.6 million of property and equipment and advanced loans, net of repayment, of $2.8 million. We issued shares through a public share offering resulting in cash inflow of $115.7 million (net of share issuance costs). The exercise of warrants originally issued to Industrial Technologies Canada and JF Mackie resulted in a $9.5 million cash inflow and the exercise of stock options resulted in an additional $3.3 million in cash. We also repaid our demand installment loan of $3.2 million and CWI paid a dividend to our joint venture partner of $6.0 million. We were impacted by foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulting in a $4.5 million impact on our cash equivalents and short-term investment balance.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company's accounting policies are described in **[note 2]** of the annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI and BWI as a variable interest entities, equipment, furniture and leasehold improvements, intangible assets, goodwill, revenue recognition, inventories, stock based compensation and warranty liability. The application of these and other accounting policies are described in **[note 2]** of our fiscal 2011 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entity Accounting

A variable interest entity ("VIE") is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI and BWI as VIEs and determined that we are the primary beneficiary in both cases. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as "Net income attributed to joint venture partners".

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the "Gross Margin" section under "Results from Operations".

Revenue Recognition

Our primary source of revenue is from the sale of CWI spark ignited engines, kits, LNG systems and parts and Juniper CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product revenue is recognized when the products are shipped, title passes to the customers and collection is reasonably assured. Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties, and revenues earned from licensing our technologies to third parties. Revenue from testing and research and development activities is recognized as the services are performed. Amounts received in advance of revenue recognition are recorded as deferred revenue. Parts revenue is recognized when the parts are sold.

The Company also earns service revenue from its research and development arrangements with VPT and VTC under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products. Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC. The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The Company has deemed all milestone payments within the contracts to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contracts have yet to be defined.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport HD and Juniper systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Equipment, Furniture, and Leasehold Improvements and Intangible Assets

Canadian GAAP requires that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-Based Compensation

We account for stock-based compensation related to stock options, performance share units and restricted share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and restricted share units by calculating the fair value based on the market price of the Company's common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at January 31.

We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

New Accounting Pronouncements and Developments

Effective January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, has been replaced with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We have determined that adopting U.S. GAAP at this time rather than IFRS would be more relevant to our investor base, less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture U.S. GAAP information. Management expects to transition to U.S. GAAP for our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities. We will continue to monitor developments in IFRS standards, and our intent will be to transition to IFRS if and when adopted in the United States.

Disclosure Controls and Procedures and Internal Controls—Changes in Internal Control Over Financial Reporting

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The CEO and CFO have concluded that as of March 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. No changes were made in our internal control over financial reporting during the year ended March 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance

regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of March 31, 2011. KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of March 31, 2011.

Results From Operations

**Year Ended Mar. 31, 2011 Compared to
Year Ended Mar. 31, 2010**

Product revenue by geographic region *(as a percentage of revenue)*	*fiscal years ended March 31*	
	2011	**2010**
Americas	60%	67%
Asia	15%	14%
Rest of the World	25%	19%

▶ **Product revenue**

Product revenue for the year ended March 31, 2011 increased $15.7 million, or 16.6%, to $110.5 million from $94.8 million in the prior fiscal year. CWI product revenue decreased from $87.8 million to $84.6 million as a result of lower shipments of engines, 3,629 units in fiscal year 2011 compared to 3,807 units in fiscal year 2010, and the mix of engines sold. CWI also recorded kit revenue of $2.6 million and natural gas engine margin of $0.7 million in fiscal year 2011 compared to $4.5 million and $4.1 million, respectively, in fiscal year 2010, as we completed deliveries to a customer in India. Westport HD product revenue for the year ended March 31, 2011 decreased to $2.2 million with 27 systems delivered compared to $7.0 million with 114 systems delivered in the prior fiscal year. There have been announced purchase orders for over 483 HD trucks featuring Westport's HD technology. The delivery time for these orders depends on customer fleet turnover requirements and truck OEM resources. Included in Westport HD product revenue for fiscal year

2011 was other HD revenue of $0.8 million, which was generated from contract services and the sale of used demo trucks during fiscal year 2011 compared to nil in fiscal year 2010. Juniper contributed $23.7 million in revenue for the year ended March 31, 2011. The Company commenced consolidating Juniper effective July 2, 2010.

▶ **Parts revenue**

Parts revenue for the year ended March 31, 2011 was $29.5 million compared to $26.9 million in the prior fiscal year, an increase of $2.6 million, or 9.7%. CWI parts revenue for the year ended March 31, 2011 was $26.7 million compared with $24.0 million in the prior fiscal year due to an increase in parts sold and an expanded parts list. The number of engines in the field, their age and their reliability all impact upon parts revenue each period. Westport HD parts revenue for the year ended March 31, 2011 was $2.7 million compared with $2.9 million in the prior fiscal year due to a decrease in shipments of cryogenic tanks from BWI to domestic customers in China of $0.8 million compared with $1.9 million in the prior fiscal year. This decrease was partially offset by an increase of $0.9 million in service and after market parts shipped compared with the prior fiscal year due to a higher number of units in service. Juniper contributed $0.1 million in parts revenue for the fiscal year.

▶ **Service revenue**

Service revenue for the year ended March 31, 2011 was $8.1 million. The Company signed Engine Development Agreements ("the Agreement(s)") with VPT on July 8, 2010 and VTC on March 10, 2011. The Agreements require VPT and VTC to pay the Company a fixed amount over a three year period for performing engine and tank module development services. The Company achieved two milestones under the VPT Agreement in September 2010 and March 2011 for the completion of certain proof of concept work and achieved the first milestone under the VTC agreement in March 2011. As a result, we recorded revenue on the achievement of these milestones. All costs associated with VPT and VTC development are recorded as research and development expenses in the period incurred in the consolidated statement of operations.

▶ **Gross margin**

Gross margin increased $18.4 million to $57.1 million, or 38.6% of total revenue, for the year ended March 31, 2011 compared to $38.7 million, or 31.8% of total revenue, in the prior fiscal year. CWI product gross margin and product gross margin percentage for the year ended March 31, 2011 were $33.7 million and 39.9%, respectively, compared to $29.8 million and 33.9%, respectively, for the prior fiscal year. This increase in gross margin percentage was due primarily to a reduction in warranty accrual of $3.7 million and campaign accrual of $0.2 million compared to the prior fiscal year due to improved product reliability. CWI parts gross margin percentage also increased from 37.4% in the fiscal year 2010 to 39.6% in the fiscal year 2011 primarily due to a reduction in selling and warehousing expenses.

Westport HD gross margin (including product parts and service) and gross margin percentage for the year ended March 31, 2011 was $7.5 million and 57.1%, respectively, compared to a negative $0.1 million and 0.9%, respectively, in the prior fiscal year. Westport HD product margin for the year ended March 31, 2011 was negative $1.0 million as a result of campaign expense of $1.2 million as well as certain materials variances on engine shipments. This compares to a negative Westport HD product gross margin of $1.3 million in fiscal year 2010. The Company recorded gross margin of $8.1 million on service revenue associated with the Agreements with VPT and VTC as a result of achieving milestones during the year since the costs related to the Agreements were recorded as research and development expenses. Westport HD also recorded parts margin of $0.4 million compared with $1.2 million in the prior fiscal year primarily as a result of fewer tank shipments by BWI and lower after market parts sales. Juniper recorded gross margin and gross margin percentage of $5.3 million and 23.0%, respectively for the year ended March 31, 2011. Juniper's gross margin may fluctuate based on the type, nature and mix of components or kits sold during the period.

▶ **Research and development expenses**

Research and development expenses, net of program funding, for the year ended March 31, 2011 increased $8.5 million to $34.7 million compared with $26.2 million for the prior fiscal year. CWI's net research and development expenses increased $2.3 million from $7.7 million to $10.0 million during the year ended March 31, 2011. The increase in CWI research and development expense related primarily to the timing of materials spending on product development. Westport HD research and development expenses increased $2.5 million to $21.0 million during the year ended March 31, 2011, primarily as a result of higher material costs associated with product development, higher salary related expense due to an increase in headcount and a reduction in government funding. These increases were offset by lower costs associated with certification efforts on Westport's 2010 certification program that was achieved in July 2010. Juniper research and development expenses were $3.7 million for fiscal year 2011 and related to efforts to expand product offerings to light-duty automotive OEMs.

Research and Development Expenses	fiscal years ended March 31	
(expressed in thousands of U.S. dollars)	2011	2010
Research and development expenses	$ 36,338	$ 27,546
Program funding	(1,675)	(1,333)
Research and development, net	$ 34,663	$ 26,213

▶ **General and administrative**

General and administrative expenses for the year ended March 31, 2011, increased $4.4 million to $16.2 million compared with $11.8 million in the prior fiscal year primarily due to an increase in Westport HD administrative costs of $2.1 million offset by a decrease in stock-based compensation of $0.3 million. CWI general and administrative expenses increased $0.2 million in the current fiscal year primarily due to a one time salary benefit payment. The remaining increase related to Juniper general and administrative expenses of $2.4 million.

▶ **Sales and marketing**

Sales and marketing expenses for the year ended March 31, 2011, increased $5.0 million to $21.7 million compared to $16.7 million in the prior fiscal year. CWI sales and marketing expenses remained flat at $7.7 million for the current and prior fiscal years. Westport HD related expenses in fiscal year 2011 increased by $3.6 million to $12.6 million primarily due to increases in stock-based compensation of $0.6 million and increases in OEM related market development, support and travel expenditures of $3.0 million. Juniper sales and marketing expenses were $1.4 million during the fiscal year and related to OEM and market development initiatives.

▶ **Foreign exchange gains and losses**

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL euro denominated monetary assets and liabilities including the euro denominated long-term liability payable to the Sellers of OMVL. For the year ended March 31, 2011, we recognized a net foreign exchange loss of $3.9 million with the significant increase in the Canadian dollar relative to the U.S. dollar. A significant portion of this loss is unrealized. This compares to a net foreign exchange loss of $0.4 million in the prior fiscal year.

▶ **Depreciation and amortization**

Depreciation and amortization for the years ended March 31, 2011 and 2010 was $3.6 million and $2.0 million, respectively. The increase in depreciation and amortization of $1.6 million was primarily due to the depreciation of property and equipment and intangible assets acquired in the purchase of OMVL.

▶ **Income from investment accounted for by the equity method**

Income from investment accounted for by the equity method for the years ended March 31, 2011 and 2010 was $0.8 million and a loss of $1.0 million respectively. The amounts recorded in the current fiscal year relates to our 35% interest in WWI and our previous 49% interest

in Juniper, which was accounted for on an equity basis prior to July 2, 2010. For the year ended March 31, 2011, we recorded income from WWI of $1.0 million that was partially offset by losses of $0.2 million from our interest in Juniper in the first quarter of fiscal year 2011.

▶ **Interest on long-term debt and amortization of discount**

Interest on long-term debt and amortization of discount expense for year ended March 31, 2011 was $3.3 million compared with $2.5 million for the year ended March 31, 2010. Fiscal year 2011 included interest and accretion of the discount on the CDN$15.0 million debenture units issued on July 3, 2008 and bearing interest at 9% per annum, and the Company also recorded $0.3 million of accretion expense relating to the long-term payable to the Sellers of OMVL.

Interest on long-term debt and amortization of discount of $2.5 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan.

▶ **Gain on sale of long-term investments**

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. ("Wild River"). The Company sold 184,311 shares of Clean Energy in fiscal 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2011 and 2010, the Company no longer owned any shares in Clean Energy. We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal 2010.

▶ **Income tax expense**

Income tax expense for the year ended March 31, 2011 was $9.6 million, which compares to an expense of $8.4 million for the year ended March 31, 2010. Current income tax expense representing cash taxes payable was $8.9 million in fiscal year 2011 compared with $9.7 million in fiscal year 2010, and we recorded a future income tax expense of $0.8 million, which compares to a recovery of $1.2 million in the prior fiscal year. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. CWI represents the majority of the tax provision in both fiscal year 2011 and 2010 as the provision relating to CWI was $9.2 million and $8.2 million, respectively. CWI has an effective tax rate of approximately 36% representing federal and state tax liabilities. Also, included in fiscal year 2011 is tax expense for OMVL of $0.1 million. Westport HD entities are primarily in a loss position or have losses carried forward that offset taxable income. During fiscal years 2011 and 2010, we paid withholding tax on dividends of $0.3 million and $0.1 million, respectively. During fiscal year 2010, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million as a result of reversing a future tax credit arising on available for sale investments.

Year Ended Mar. 31, 2010 Compared to Year Ended Mar. 31, 2009

Product revenue by geographic region (as a percentage of revenue)	fiscal years ended March 31	
	2010	2009
Americas	67%	84%
Asia	14%	4%
Rest of the World	19%	12%

▶ **Product revenue**

Product revenue for the year ended March 31, 2010, was $94.8 million, up $2.3 million, or 2.5%, from $92.5 million in the prior fiscal year. CWI product revenue increased $5.3 million, or 6.4%, in fiscal year 2010 to $87.8 million compared to $82.5 million in fiscal year 2009. CWI product shipments decreased from 3,907 units in fiscal 2009 to 3,807 units in fiscal year 2010. The primary driver for the increase in CWI product revenue was sales mix as a greater proportion of ISL G units were shipped relative to the prior fiscal year, and this product generally sold for a higher price than B Gas and C Gas units. Kit revenues, which are included in product revenue, decreased by $0.8 million, or 15.1%, in fiscal year 2010 to $4.5 million from $5.3 million in fiscal year 2009 because of timing of shipments relating to customers in India. This was offset by an increase in CWI engine margin primarily on shipments of B Gas engines by a manufacturer located in India, which increased by approximately $3.3 million compared with fiscal year 2009. For the year ended March 31, 2010, Westport HD product revenues decreased by $3.0 million, or 30.0%, to $7.0 million, with 114 HD units shipped in the fiscal year 2010, from $10.0 million and 131 units shipped in fiscal year 2009. The revenue decline was due to a reduction in the average selling price, a change in sales mix from an upfit model to a sale of fuel systems directly to the OEM, as well as lower sales volumes.

▶ **Parts revenue**

Parts revenue increased in fiscal year 2010 by $10.2 million, or 61.1%, to $26.9 million from $16.7 million in fiscal year 2009. CWI parts revenue increased from $16.7 million in fiscal year 2009 to $24.0 million in fiscal year 2010. The increase is due to higher sales volumes. Westport HD parts revenue increased from $0.1 million in fiscal year 2009 to $2.9 million in fiscal year 2010 primarily from sales of spark ignited tanks generated by BWI of $1.9 million and also sold $1.0 million in service and after market parts as a result of a higher population of HD units.

▶ **Gross margin**

Gross margin for the years ended March 31, 2010 and 2009 were $38.7 million and $27.9 million, respectively and gross margin percentages were 31.8% and 25.5%, respectively. CWI gross margin and gross margin percentage was $38.8 million and 34.7% in fiscal year 2010 compared to $26.1 million and 26.3% in fiscal year 2009. The increase in gross margin percentage was primarily the result of the favourable adjustment to warranty reserves in fiscal year 2010 of $2.0 million compared to an unfavourable adjustment

of $4.5 million in the previous fiscal year. The warranty reserve in fiscal year 2009 increased to reflect ISL G claims experience during that year. The accrual rate on new ISL G engine shipments was also increased in response to fiscal year 2009 claims experience. During fiscal year 2010, the Company realized more favourable claims experience, which resulted in a positive warranty reserve adjustment and a reduction in the accrual rate on new engine sales. The remaining difference related primarily to changes in business mix and a higher parts margin in fiscal year 2010 relative to fiscal year 2009. Westport HD gross margin was slightly below breakeven level in fiscal year 2010 compared with $1.8 million in fiscal year 2009 and gross margin percentage was -0.9% for fiscal year 2010 compared with 18.0% in the fiscal year 2009. The decrease in gross margin percentage was driven by changes in the inventory obsolescence provision and campaign charges of $1.7 million and $0.2 million, respectively. We adjusted the inventory provision in fiscal year 2010 as a result of a lower proposed selling price on Westport HD systems in fiscal year 2011, which was not sufficient to recover costs on older key components. We also wrote down and scrapped certain components associated with our previous upfit model.

▶ **Research and development expenses**

Research and development expenses, net of program funding, remained flat at $26.2 million in fiscal years 2010 and 2009. CWI research and development expense increased $0.4 million due to an increase in material spending on new product development. Westport HD research and development expenses decreased by $0.4 million in the year ended March 31, 2010. The reduction was primarily attributed to shifts in program costs including a reduction in OEM integration costs and implementation of cost reduction initiatives, partially offset by lower government funding and higher stock based compensation charges. Research and development costs fluctuate with funding levels and stage of development programs.

Research and Development Expenses (expressed in thousands of U.S. dollars)	fiscal years ended March 31	
	2010	2009
Research and development expenses	$ 27,546	$ 28,024
Program funding	(1,333)	(1,856)
Research and development, net	$ 26,213	$ 26,168

▶ **General and administrative expenses**

General and administrative expenses for the year ended March 31, 2010 increased $4.3 million to $11.8 million from $7.5 million in fiscal year 2009. CWI general and administrative expenses decreased in fiscal year 2010 by $0.2 million due to a one-time payment of compensation related expenses in the prior fiscal year. Westport HD general and administrative expenses increased by $4.5 million primarily from an increase in stock-based compensation of $1.9 million as a result of one-time grants and accelerated vesting of certain performance share unit awards. In addition, the Company incurred professional fees of $0.8 million relating to strategic development activities and an increase of $1.8 million relating to larger allocations of information technology development, rent and office support costs to research and development expenses in the previous year and public company related expenses.

▶ Sales and marketing expenses

Sales and marketing expenses for the year ended March 31, 2010 increased $2.1 million to $16.7 million from $14.6 million in the prior fiscal year. CWI sales and marketing expenses increased from $6.4 million in fiscal year 2009 to $7.7 million in fiscal year 2010 while Westport HD sales and marketing expenses increased from $8.2 million in fiscal year 2009 to $9.0 million in fiscal year 2010. The increase in CWI sales and marketing expense was primarily due to a $1.4 million increase in policy expense associated with customer support on out of warranty engines. Westport HD sales and marketing expense increased by $0.8 million primarily due to a higher stock-based compensation and an increase in product support costs.

▶ Foreign exchange gains and losses

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. For the year ended March 31, 2010, we recognized a net foreign exchange loss of $0.4 million with the increase in the Canadian dollar relative to the U.S. dollar. This compares to foreign exchange losses $0.7 million in fiscal year 2009.

▶ Depreciation and amortization

Depreciation and amortization for the years ended March 31, 2010 and 2009 were $2.0 million and $1.7 million, respectively. The increase in depreciation and amortization of $0.3 million related primarily to depreciation of research equipment and leasehold improvements owned for a full year.

▶ Income/(loss) from investment accounted for by the equity method

Income/(loss) from investment accounted for by the equity method for the year ended March 31, 2010 and 2009 were losses of $1.0 million and $0.9 million, respectively, relating to our investment in Juniper.

▶ Interest on long-term debt and amortization of discount

Interest on long-term debt and amortization of discount for the year ended March 31, 2010 of $2.5 million related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan. In fiscal year 2009, there was $1.6 million in interest and amortization of discount related mainly to the subordinated debenture notes. As the notes were issued on July 3, 2008, expense was recorded for only a portion of that fiscal year. Interest on the debentures was recorded at 9% per annum.

▶ Gain on sale of long-term investments

Gain on sale of long-term investments in fiscal year 2010 related to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. ("Wild River"). The Company sold 184,311 shares of Clean Energy in fiscal year 2010 resulting in a gain on sale of $2.7 million. As at March 31, 2010, the Company no longer owned any shares in Clean Energy. We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million in fiscal year 2010. In fiscal year 2009, we recorded realized gains of $13.9 million related to the sale of Clean Energy shares.

▶ Income tax expense

Income tax expense for the year ended March 31, 2010 was $8.4 million, and for the year ended March 31, 2009, we had income tax expense of $6.1 million. Current income tax expense, representing cash taxes payable in the year, was $9.7 million and $2.7 million for fiscal years 2010 and 2009, respectively. Future income tax recovery in fiscal year 2010 was $1.2 million while in fiscal year 2009 a future income tax expense of $3.4 million was recorded. CWI represented the majority of the tax provision in both fiscal year 2010 and 2009 as the provision relating to CWI was $8.2 million and $3.9 million, respectively.

Capital Requirements, Resources and Liquidity

As at March 31, 2011, our cash, cash equivalents and short-term investment position was $180.3 million, an increase of $76.1 million from $104.2 million at March 31, 2010. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers' acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For year ended March 31, 2011, our cash used in operations was $24.0 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $24.5 million. Changes in non-cash working capital resulted in a surplus of $0.5 million. The $0.5 million change in working capital was impacted by cash outflows from the settlement of accounts payable and accrued liabilities of $2.8 million and inflows from the collection of accounts receivable of $5.5 million. Inventory increased $1.9 million, prepaid expenses increased $0.5 million and warranty liability decreased $2.9 million. This was offset by increases in deferred revenue of $3.1 million. Cash used in investing activities included cash paid to acquire Juniper and OMVL of $13.0 million (net of cash acquired), our investment in WWI of $4.3 million and the purchase of fixed assets of $3.6 million and loan advances, net of repayment, of $2.8 million offset by net proceeds from the sale of short-term investments of $3.4 million. Cash provided by financing activities included $115.7 million, net of share issuance costs, raised in a public share offering and $12.7 million in shares issued for warrant and stock option exercises offset by repayment of our demand instalment loan of $3.2 million. CWI also paid $6.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partner's share of net assets of joint venture.

Foreign exchange resulted in an adjustment to cash and cash equivalents of $3.1 million as a large portion of our cash balances are maintained in Canadian dollars and Euros, and we also are exposed to unrealized foreign exchange gains and losses on our foreign currency denominated assets and liabilities, which result in an adjustment when reconciling from net loss to cash and cash equivalents.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

During the first quarter of fiscal 2011, we terminated our existing credit facility and entered into a new credit facility for maximum borrowings of $20.0 million Canadian dollars governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held at the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate. Letters of credit drawn under this credit facility bear interest at 1% per annum. The Company issued a letter of credit for $10.8 million on July 2, 2010.

During the third quarter of fiscal 2011, we issued 6,957,500 common shares at a price of $17.50 per share, for gross proceeds of $121.8 million. The net proceeds of $115.7 million (net of share issuance costs of $6.1 million) will be used for developing technology and relationships in new and adjacent market opportunities in light-duty industrial and automotive applications, heavy-duty industrial and automotive applications, high horsepower applications, and for general corporate purposes.

Westport's capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.

We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This "Capital Requirements, Resources and Liquidity" section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward Looking Statements and Basis of Presentation" sections of this MD&A, which discusses forward-looking statements and the "Risks and Uncertainties" section of this MD&A and of our Annual Information Form.

Shares Outstanding

For the years ended March 31, 2011, 2010 and 2009, the weighted average number of shares used in calculating the loss per share was 42,305,889, 34,133,247, and 30,268,947, respectively. During the year ended March 31, 2011, we granted nil stock options and 424,149 share units relating to our long-term incentive programs. As part of the debenture units issued on July 3, 2008, we issued 771,428 warrants with a strike price of CDN$18.73 and 46,118 broker warrants with a strike price of CDN$16.10. During fiscal year 2010, 24,100 warrants and 43,507 broker warrants were exercised for proceeds of CDN$0.5 million and CDN$0.7 million, respectively. We also issued 790,614 warrants with a strike price of CDN$10.65 to the Government of Canada, as required under our funding agreement. The warrants issued to the Government of Canada were exercised on April 14, 2010 for net proceeds of CDN$8.4 million. On July 3, 2010, all unexercised warrants and broker warrants expired. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2011		June 8, 2011	
	shares	WAEP*	shares	WAEP*
Shares outstanding	46,972,304		47,132,345	
Share options				
Outstanding	562,014	$ 8.46	478,823	$ 8.52
Exercisable	455,206	$ 7.75	372,015	$ 7.67
Share units				
Outstanding	1,377,237	n/a	1,500,522	n/a
Exercisable	541,534	n/a	457,895	n/a

* weighted average exercise price (CDN$)

Summary of Quarterly Results and Discussion of Fourth Quarter 2011

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited: expressed in thousands of United States dollars except for per share amounts)	for the three months ended							
	2009-Jun-30	2009-Sep-30	2009-Dec-31	2010-Mar-31	2010-Jun-30	2010-Sep-30	2010-Dec-31	2011-Mar-31
Units shipped	622	1,053	1,202	1,044	730	1,115	1,036	775
Product revenue	$ 16,801	$ 21,942	$ 28,557	$ 27,503	$ 18,870	$ 34,189	$ 30,976	$ 26,440
Parts revenue	$ 4,980	$ 7,099	$ 7,814	$ 6,957	$ 6,621	$ 6,663	$ 8,553	$ 7,622
Engineering service revenue	$ -	$ -	$ -	$ -	$ -	$ 4,052	$ -	$ 4,076
Total Revenue	$ 21,781	$ 29,041	$ 36,371	$ 34,460	$ 25,491	$ 44,904	$ 39,529	$ 38,138
Cost of sales	$ 16,206	$ 21,710	$ 22,080	$ 22,983	$ 16,738	$ 27,082	$ 26,663	$ 20,499
Gross margin	$ 5,575	$ 7,331	$ 14,291	$ 11,477	$ 8,753	$ 17,822	$ 12,866	$ 17,639
Gross margin percentage	26%	25%	39%	33%	34%	40%	33%	46%
Net loss for the period attributable to the Company	$ (7,871)	$ (8,193)	$ (6,891)	$ (11,734)	$ (8,086)	$ (6,251)	$ (13,530)	$ (14,416)
Earnings (loss) per share:								
Basic	$ (0.25)	$ (0.25)	$ (0.20)	$ (0.32)	$ (0.21)	$ (0.16)	$ (0.31)	$ (0.31)
Diluted*	$ (0.25)	$ (0.25)	$ (0.20)	$ (0.32)	$ (0.21)	$ (0.16)	$ (0.31)	$ (0.31)
Company's 100% share of CWI net income	$ 1,172	$ 1,922	$ 5,570	$ 5,666	$ 3,034	$ 5,280	$ 3,160	$ 4,524
CWI net income attributable to the Company	$ 586	$ 961	$ 2,785	$ 2,833	$ 1,517	$ 2,640	$ 1,580	$ 2,262

Fully diluted loss per share is not materially different as the effect of stock options, warrants and performance share units would be anti-dilutive.

Three Months Ended March 31, 2011 And 2010

Our consolidated revenue for the three months ended March 31, 2011 was $38.1 million, an increase of $3.6 million, or 10.4%, from $34.5 million in the same period in fiscal year 2010. The increase relates primarily to Juniper revenue of $7.4 million as the Company began consolidating Juniper and OMVL from July 2, 2010. CWI product revenue was down $6.3 million as unit sales decreased from 998 units to 773 units primarily as the result of decreased volume of ISL G engine sales. CWI parts revenue increased by $0.5 million quarter over quarter due to an increase in units in service and price increases on certain parts. Westport HD revenues for the quarter ended March 31, 2011 increased by $2.0 million due to $4.1 million in VPT service revenue recorded in the current quarter and an increase in parts revenue of $0.1 million offset with a decrease in product revenue of $2.2 million due to 2 HD systems being shipped in the fourth quarter of fiscal 2011 compared with 46 in the comparative quarter.

Our consolidated net loss for the three months ended March 31, 2011 was $14.4 million, or a loss of $0.31 per diluted share, compared to a net loss of $11.7 million, or a loss of $0.32 per diluted share, for the three months ended March 31, 2010. The $2.7 million increase in net loss relates primarily to:

:: A decrease in our 50% share of CWI net income of $0.6 million due to lower revenue and increased research and development expenses incurred relating primarily to product development,

:: A increase in Westport HD operating costs of $2.1 million, unfavorable foreign exchange loss of $1.5 million and a reduction in interest income of $0.3 million, offset by VPT service revenue of $4.1 million recorded in Westport HD, and;

:: Juniper net loss of $2.3 million driven by efforts to expand product offerings to light duty automotive OEM's.

Contractual Obligations and Commitments

	carrying amount	contractual cash flows	< 1 year	1–3 years	4–5 years	> 5 years
Accounts payable and accrued liabilities	$ 24,765	$ 24,765	$ 24,765	$ -	$ -	$ -
Short-term debt	208	208	208	-	-	-
Subordinated debenture notes	14,948	15,818	15,818	-	-	-
Other long-term debt	10,144	11,002	133	10,869	-	-
Operating lease commitments	-	3,957	1,563	2,150	244	-
Royalty payments	1,392	26,815	1,392	2,785	22,638	-
	$ 51,457	$ 82,565	$ 43,879	$ 15,804	$ 22,882	$ -

Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 2.13% to 6.17%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-Term Debt

The short term debt is related to OMVL's loan with Centrobanca – L46 which has expiration date of May 2011 at an interest rate of 1.012%.

Subordinated Debenture Notes

Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest is payable semi-annually and the principal repayment amount is repayable on maturity. The Company has the option to redeem at 110% of the principal amount after 18 months from the date of issuance.

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in "Government Funding" below as well as a technology access royalty fee payable from CWI to Cummins, which is equal to 2.75% of engine revenue, to a cumulative maximum of $10.4 million. As of March 31, 2011, $9.8 million has been paid and $0.6 million remains outstanding.

Contingent Off-Balance Sheet Arrangements

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $1.7 million in government funding in fiscal year 2011 compared with $1.3 million in fiscal year 2010 and $1.8 million in fiscal 2009. Under certain repayment terms, we are obligated to repay royalties as follows:

	Industrial Technologies Office *(formerly Technology Partnerships Canada)*	**Department Of Natural Resources Canada**
Description	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport's technology to diesel engines, up to CDN$18.9 million.	Funded CDN$1.0 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.
Royalties	Annual royalties equal to the greater of CDN$1,350,000 or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN$13.5 million.	1% of revenues from future sales of natural gas engines for power generators.
Term	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN$28.2 million.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total CDN$1.0 million.

As at March 31, 2011, royalties of $1.4 million (CDN$1.4 million) relating to ITO were paid and an additional $1.4 million (CDN$1.4 million) was accrued during the year.

Business Risks and Uncertainties

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on **www.sedar.com** and **www.sec.gov**. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2011 under the heading "Risks" and is available on SEDAR at **www.sedar.com**.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital *(expressed in thousands of U.S. dollars)*	**2011**	**2010**	**2009**
Net loss for the year	$ (34,498)	$ (27,618)	$ (16,501)
Items not involving cash:			
Depreciation and amortization	3,596	1,957	1,749
Stock-based compensation expense	4,923	4,530	1,974
Future income tax expense (recovery)	761	(1,222)	3,385
Change in deferred lease inducements	(58)	(95)	(241)
Gain on disposition of long-term investments	-	(2,827)	(13,859)
(Income) loss from investment accounted for by the equity method	(842)	983	910
Accretion of long-term debt	1,992	1,298	363
Other	(344)	-	(172)
	$ (24,470)	$ (22,994)	$ (22,392)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Westport Innovations Inc.

We have audited Westport Innovations Inc.'s, ("the Company") internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated June 8, 2011 expressed an unmodified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants,
Vancouver, Canada
June 8, 2011

MANAGEMENT'S REPORT TO THE Shareholders

The consolidated financial statements presented here have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management's responsibility for financial reporting and internal control. The Audit Committee is comprised of four directors who are not involved in the daily operations of the Company.

The duties of the committee include the review of the system of internal controls, and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company's independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board for consideration in approving the financial statements for issuance to the shareholders.



David R. Demers,
Chief Executive Officer
June 8, 2011

Bill E. Larkin,
Chief Financial Officer
June 8, 2011



Independent Auditors' Report of Registered Public Accounting Firm

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheets as at March 31, 2011 and 2010, the consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Westport Innovations Inc. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 8, 2011 expressed an unmodified opinion on the effectiveness of the Company's internal control over financial reporting.



KPMG LLP

Chartered Accountants
Vancouver, Canada
June 8, 2011

Consolidated Balance Sheets

expressed in thousands of United States dollars :: *as at March 31, 2011 and 2010*

Assets		2011		2010
Current assets:				
Cash and cash equivalents	$	148,462	$	70,480
Short-term investments		31,841		33,725
Accounts receivable		15,934		11,390
Loan receivable [note 19(a)]		14,200		13,295
Inventories [note 5]		16,805		8,048
Prepaid expenses		1,786		1,286
Current portion of future income tax assets [note 18(b)]		6,084		4,990
		235,112		143,214
Long-term investments [note 6]		5,622		-
Other assets [note 7]		1,852		-
Equipment, furniture and leasehold improvements [note 8]		12,083		6,113
Intangible assets [note 9]		7,001		283
Future income tax assets [note 18(b)]		3,514		4,080
Goodwill		8,202		-
	$	273,386	$	153,690

Liabilities and Shareholders' Equity		2011		2010
Current liabilities:				
Accounts payable and accrued liabilities	$	24,765	$	13,687
Deferred revenue		2,041		878
Demand installment loan [note 10]		-		3,244
Short-term debt		208		160
Current portion of long-term debt [note 11]		15,080		136
Current portion of warranty liability		12,151		11,894
		54,245		29,999
Warranty liability		5,884		9,056
Long-term debt [note 11]		10,012		12,735
Other long-term liabilities [note 12]		7,096		5,189
		77,237		56,979
Shareholders' equity:				
Share capital [note 14]:				
Authorized:				
Unlimited common shares, no par value				
Unlimited preferred shares in series, no par value				
Issued:				
46,972,304 (2010 ▸ 38,494,475) common shares		430,659		293,660
Other equity instruments [note 16]		4,205		9,825
Additional paid in capital		5,378		4,235
Accumulated deficit		(284,655)		(242,372)
Accumulated other comprehensive income		25,641		18,227
		181,228		83,575
Joint venture partners' share of net assets of joint ventures [note 19]		14,921		13,136
		196,149		96,711
Commitments and contingencies [note 13] and [note 20]				
Subsequent event [note 25]				
	$	273,386	$	153,690

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

M.A. Jill Bodkin, Director   **John A. Beaulieu,** Director

Consolidated Statements of Operations

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

	2011	2010	2009
Product revenue	$ 110,475	$ 94,803	$ 92,504
Parts revenue	29,459	26,850	16,707
Service revenue	8,128	-	-
	148,062	121,653	109,211
Cost of revenue and expenses:			
Cost of product and parts revenue	90,982	82,979	81,337
Research and development [note 15(c)] and [note 17]	34,663	26,213	26,168
General and administrative [note 15(c)]	16,211	11,839	7,526
Sales and marketing [note 15(c)]	21,660	16,741	14,628
Foreign exchange loss	3,877	379	659
Depreciation and amortization	3,596	1,957	1,749
Bank charges, interest and other	665	419	407
	171,654	140,527	132,474
Loss before undernoted	(23,592)	(18,874)	(23,263)
Income (loss) from investment accounted for by the equity method [note 6]	842	(983)	(910)
Interest on long-term debt and amortization of discount	(3,323)	(2,539)	(1,624)
Interest and other income	1,222	392	1,504
Gain on sale of long-term investments	-	2,827	13,859
Loss before income taxes	(24,851)	(19,177)	(10,434)
Income tax recovery (expense) [note 18]**:**			
Current	(8,886)	(9,663)	(2,682)
Future	(761)	1,222	(3,385)
	(9,647)	(8,441)	(6,067)
Net loss for the year	(34,498)	(27,618)	(16,501)
Net income (loss) attributed to:			
Joint venture partners [note 19]	7,785	7,071	3,909
The Company	(42,283)	(34,689)	(20,410)
Loss per share attributable to the Company: Basic and diluted	$ (1.00)	$ (1.02)	$ (0.67)
Weighted average common shares outstanding: Basic and diluted	42,305,889	34,133,247	30,268,947

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

expressed in thousands of United States dollars :: *years ended March 31, 2011, 2010, and 2009*

	2011	2010	2009
Loss for the year	$ (34,498)	$ (27,618)	$ (16,501)
Other comprehensive income (loss):			
Unrealized gain on available for sale securities, net of tax of $nil (2010 ▸ $251, 2009 ▸ $359)	-	1,757	1,812
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $nil (2010 ▸ $300, 2009 ▸ $2,287)	-	(2,101)	(11,555)
Cumulative translation adjustment	7,414	14,431	(15,604)
	7,414	14,087	(25,347)
Comprehensive loss	$ (27,084)	$ (13,531)	$ (41,848)
Comprehensive income (loss) attributable to:			
Joint venture partners	$ 7,785	$ 7,071	$ 3,909
The Company	(34,869)	(20,602)	(45,757)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

expressed in thousands of United States dollars, except share amounts :: years ended March 31, 2011, 2010, and 2009

	common shares	share capital	other equity instruments	additional paid in capital	accumulated deficit	accumulated other comprehensive income	joint venture partners' share of net assets of joint ventures	total shareholders' equity
Balance, March 31, 2008	27,416,993	181,287	1,428	4,098	(187,273)	29,487	13,656	42,683
Issue of common shares on exercise of stock options	104,669	1,781	-	(342)	-	-	-	1,439
Issue of common shares on exercise of performance share units	3,947	18	(18)	-	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	221	-	-	-	-	-	221
Issue of common shares on public offering	4,500,000	54,000	-	-	-	-	-	54,000
Share issuance costs	-	(4,635)	-	-	-	-	-	(4,635)
Value of warrants issued with long-term debt	-	-	3,838	-	-	-	-	3,838
Value of warrants issued to settle obligation to issue warrants	-	-	3,397	-	-	-	-	3,397
Financing costs incurred	-	-	(290)	-	-	-	-	(290)
Stock-based compensation	-	-	1,493	481	-	-	-	1,974
Net loss for the year	-	-	-	-	(20,410)	-	-	(20,410)
Joint venture partners' share of net income from joint ventures	-	-	-	-	-	-	3,909	3,909
Dividends paid by joint ventures	-	-	-	-	-	-	(7,500)	(7,500)
Other comprehensive loss	-	-	-	-	-	(25,347)	-	(25,347)
Balance, March 31, 2009	32,040,540	232,672	9,848	4,237	(207,683)	4,140	10,065	53,279
Issue of common shares on exercise of stock options	389,580	3,634	-	(1,365)	-	-	-	2,269
Issue of common shares on exercise of performance share units	601,855	3,190	(3,190)	-	-	-	-	-
Issue of common shares on public offering	5,462,500	57,356	-	-	-	-	-	57,356
Share issuance costs	-	(3,192)	-	-	-	-	-	(3,192)
Stock-based compensation	-	-	3,167	1,363	-	-	-	4,530
Net loss for the year	-	-	-	-	(34,689)	-	-	(34,689)
Joint venture partners' share of net income from joint ventures	-	-	-	-	-	-	7,071	7,071
Dividends paid by joint ventures	-	-	-	-	-	-	(4,000)	(4,000)
Other comprehensive income	-	-	-	-	-	14,087	-	14,087
Balance, March 31, 2010	38,494,475	293,660	9,825	4,235	(242,372)	18,227	13,136	96,711
Issue of common shares on exercise of stock options	472,414	5,115	-	(1,817)	-	-	-	3,298
Issue of common shares on exercise of performance share units	241,825	3,239	(3,239)	-	-	-	-	-
Issue of common shares on exercise of warrants	858,221	13,853	(4,344)	-	-	-	-	9,509
Cancellation of common shares	(52,131)	(895)	-	-	-	-	-	(895)
Reclassification of fair value of expired warrants	-	-	(2,413)	2,413	-	-	-	-
Stock-based compensation	-	-	4,376	547	-	-	-	4,923
Issue of common shares on public offering	6,957,500	121,756	-	-	-	-	-	121,756
Share issuance costs	-	(6,069)	-	-	-	-	-	(6,069)
Net loss for the year	-	-	-	-	(42,283)	-	-	(42,283)
Joint venture partners' share of net income from joint ventures	-	-	-	-	-	-	7,785	7,785
Dividends paid by joint ventures	-	-	-	-	-	-	(6,000)	(6,000)
Other comprehensive income	-	-	-	-	-	7,414	-	7,414
Balance, March 31, 2011	46,972,304	$ 430,659	$ 4,205	$ 5,378	$ (284,655)	$ 25,641	$ 14,921	$ 196,149

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

expressed in thousands of United States dollars **::** *years ended March 31, 2011, 2010, and 2009*

	2011	2010	2009
Cash flows from operating activities:			
Loss for the year	$ (34,498)	$ (27,618)	$ (16,501)
Items not involving cash:			
Depreciation and amortization	3,596	1,957	1,749
Stock-based compensation expense	4,923	4,530	1,974
Future income tax expense (recovery)	761	(1,222)	3,385
Change in deferred lease inducements	(58)	(95)	(241)
Gain on sale of long-term investments	-	(2,827)	(13,859)
Loss from investment account for by the equity method	(842)	983	910
Accretion of long-term debt	1,992	1,298	363
Other	(344)	-	(172)
Changes in non-cash operating working capital:			
Accounts receivable	5,523	(5,667)	899
Inventories	(1,927)	5,523	(4,402)
Prepaid expenses	(488)	54	(289)
Accounts payable and accrued liabilities	(2,831)	645	4,713
Deferred revenue	3,058	1,526	2,878
Warranty liability	(2,844)	1,495	10,758
	(23,979)	(19,418)	(7,835)
Cash flows from investing activities:			
Purchase of property and equipment	(3,613)	(204)	(5,282)
Sale (purchase) of short-term investments, net	3,376	7,584	(25,175)
Proceeds from disposition of long-term investments	-	3,744	17,189
Advances on loan receivable	(20,942)	(17,099)	(16,300)
Repayment on loan receivable	18,185	12,721	14,014
Purchase of subsidiaries, net of acquired cash [note 4]	(13,016)	-	(1,461)
Investment in equity interest [note 6]	(4,316)	-	-
	(20,326)	6,746	(17,015)
Cash flows from financing activities:			
Proceeds from demand installment loan	-	-	443
Payments on demand installment loan	(3,206)	(1,245)	(1,449)
Increase in short-term debt	-	-	160
Payments on short-term debt	-	(1,120)	(4,720)
Payments on bank loan and other long-term debt	(117)	(42)	964
Issuance of debenture notes	-	-	13,687
Finance costs incurred	-	-	(600)
Shares issued for cash	134,563	59,625	55,439
Share issuance costs	(6,069)	(3,192)	(4,635)
Dividends paid to joint venture partner	(6,000)	(4,000)	(7,500)
	119,171	50,026	51,789
Effects of foreign exchange on cash and cash equivalents	3,116	2,171	(3,348)
Increase in cash and cash equivalents	77,982	39,525	23,591
Cash and cash equivalents, beginning of year	70,480	30,955	7,364
Cash and cash equivalents, end of year	$ 148,462	$ 70,480	$ 30,955

Consolidated Statements of Cash Flows

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

	2011	2010	2009
Supplementary information:			
Interest paid	$ 1,729	$ 1,437	$ 811
Taxes paid	11,394	8,454	1,460
Non-cash transactions:			
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	343	-
Shares issued on exercise of performance share units	2,344	3,190	18
Cancellation of performance share units	895	-	-
Shares issued for settlement of interest on convertible notes	-	-	221
Broker warrants issued with subordinated debt [note 11(a)] and [note 16]	-	-	266
Shares issued on obligation to settle warrants [note 16]	-	-	3,397

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

1 Company Organization and Operations

Westport Innovations Inc. (the "Company") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability, and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter, and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel. Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, or hydrogen.

The Company has a joint venture interest in Cummins Westport Inc. ("CWI"), a joint venture with Cummins Inc. ("Cummins"), formed in 2001 [note 15(a)]. CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL S.p.A ("OMVL"), including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. [note 4]. OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, Juniper/OMVL,

and margins on the sale of products and parts. If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment. The future operations of the Company are dependent upon its ability to produce, distribute, and sell an economically viable product to attain profitable operations.

2 Significant Accounting Policies

a Basis of presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary. The Company has identified CWI and BTIC Westport Inc. ("BWI") as variable interest entities and determined that the Company is the primary beneficiary. Accordingly, the Company has consolidated these entities. The 50% interest held by the Company's joint venture partners is reflected as "Joint Venture Partners' share of net assets of joint ventures" in these consolidated financial statements.

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar. The functional currency of the Company's operations continues to be the Canadian dollar except for CWI, which continues to use the U.S. dollar as its functional currency, and OMVL [note 4], which uses the Euro as its functional currency. The Company translates its consolidated Canadian dollar and Euro functional currency financial statements into the reporting currency using the current rate

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

method. All assets and liabilities are translated using the period end exchange rates. Shareholders' equity balances are translated using a weighted average of historical exchange rates. Revenues and expenses are translated using the monthly average rate for the period. All comparative amounts have been restated on a retroactive basis to give effect to the change in reporting currency. Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. The year-end exchange rate of the Canadian dollar as at March 31, 2011 was $1.03 (March 31, 2010 ▸ $0.98), and the average exchange rate for the fiscal year was $0.98 (2010 ▸ $0.92, 2009 ▸ $0.89). The period end exchange rate of the Euro was 1.42 (July 2, 2010 ▸ 1.26), and the average exchange rate for the Euro was 1.34 for the period from July 2, 2010 to March 31, 2011.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in **[note 24]**.

b Cash and cash equivalents

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statement of operations.

c Short-term investments

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline in value that is considered other than temporary is recognized in net loss for the period.

d Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost. An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible. Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

e Inventories

The Company's inventory consists of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour, and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

f Equipment, furniture, and leasehold improvements

Equipment, furniture, and leasehold improvements are stated at cost. Depreciation is provided as follows:

assets	basis	rate
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term

g Long-term investments

The Company accounts for investments in which it has significant influence using the equity basis of accounting. All other long-term investments, other than warrants, are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income (loss). A decline in value that is considered other than temporary is recognized in net loss for the period. Investments in warrants are accounted for as derivative instruments and recognized at fair value. Changes in fair value are recognized in net loss for the year.

h Financial liabilities

Accounts payable and accrued liabilities, demand installment loan, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method. For debt instruments containing debt and equity components, the proceeds received are allocated between the debt and equity components based on their relative fair values.

i Research and development costs

Research costs are expensed as incurred and are recorded net of government funding received or receivable. Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise, development costs are expensed as incurred. Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized. As at March 31, 2011 and 2010, no development costs had been deferred.

j Government assistance

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable. Government assistance relating to the purchase of equipment, furniture, and leasehold improvements is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

k Intangible assets

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements. The intangible assets are amortized over their estimated useful lives.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

2 Significant Accounting Policies (continued)

l Impairment of long-lived assets

The Company reviews its long-lived assets for impairment, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

m Goodwill impairment

Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at January 31.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

We record goodwill at the time of purchase for the excess of the amount of the purchase price over the fair values of the assets acquired and liabilities assumed. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

n Warranty liability

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers. Warranty liability represents the Company's best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company's best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience

becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company's products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

o Extended warranty

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

p Revenue recognition

Product and parts revenue is recognized when the products are shipped and title passes to the customer. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from a research and development arrangement with Volvo Powertrain ("VPT") and Volvo Truck Corporation ("VTC") under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products. Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC. The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The Company has deemed all milestone payments within the contract to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contract have yet to be defined.

q Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is not "more likely than not" that the benefit of these assets will be realized.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

r **Stock-based compensation plans**

The Company has stock option plans, which are described in [note 15(a)]. The Company accounts for stock-based compensation related to stock options granted to employees and directors at their fair value on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period. The Company has an employee share purchase plan, which is described in [note 15(b)]. The Company matches the employees' contribution and recognizes this cost as an expense in the period it is incurred.

The Company also issues share units under its stock option plans as described in [note 15(c)]. The Company grants both restricted share units ("RSUs") and performance share units ("PSUs"). The Company accounts for stock-based compensation related to RSUs and PSUs (the "Units") at their fair value on the date of grant and compensation expense, net of estimated forfeitures, is recognized in the period earned, which generally is the period over which the Units vest. Certain Units vest based on both a service condition and a market condition which is determined by the performance of the Company's share price on the Toronto Stock Exchange. The impact of market conditions, if any, on the compensation expense is determined at the time of grant with no adjustment to the compensation expense for actual result of the market condition.

s **Post-retirement benefits**

The Company has implemented a group-registered retirement savings plan ("RRSP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions up to their personal eligible contribution limit under the Canadian Income Tax Act. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred. During the year ended March 31, 2011, the Company recognized $661 (2010 ▸ $635; 2009 ▸ $514) of expense associated with the RRSP.

t **Use of estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Significant areas requiring the use of estimates are the determination of the fair value of assets and liabilities acquired in business combinations, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of inventories, determination of fair value of options, RSUs and PSUs, valuation of future income tax assets and the determination of warranty liability. Actual results could differ from estimates used in the preparation of the consolidated financial statements.

u **Loss per share**

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is computed similarly to basic loss per share, except the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants, and performance share units, if dilutive. For stock options, warrants and share units, the number of additional shares is calculated by assuming that outstanding stock options, warrants and share units were exercised

at the beginning of the year or when granted and the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period. For conversion options, the Company uses the if-converted method, which assumes the exercise of options occurs at the beginning of the year or when granted. For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

3 **Accounting Changes**

a **Adoption of new accounting standards**

In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued handbook sections 1582, *Business Combinations*, 1601, *Consolidated Financial Statements*, and 1602, *Non-controlling interests*.

These sections replace the former handbook sections 1581, *Business Combinations*, and 1600, *Consolidated Financial Statements*, and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Handbook sections 1601 and 1602 apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011. The new sections address accounting for business combinations using the purchase method and the classification and recognition of non-controlling interests. The Company early adopted these handbook sections effective April 1, 2010. As a result, the acquisition of OMVL and Juniper Engines Inc. ("Juniper") [note 4] was recorded under the provisions of these sections. The Company previously held 49% of Juniper and as a result of the acquisition, no longer records its previous 49% interest in Juniper under the equity method of accounting from July 2, 2010. As a result of adopting section 1602, the Company also reclassified joint venture partners' share of net assets in joint ventures from liabilities to shareholders' equity on the consolidated balance sheet and changed the presentation of net income attributable to the Company and joint venture partners in the statements of operations, comprehensive loss, shareholders' equity, and cash flows.

b **Future accounting changes**

As at January 1, 2011, Canadian GAAP as used by publicly accountable enterprises has been replaced by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Full adoption of IFRS is required for all publicly accountable enterprises for fiscal years beginning on or after this date. Therefore, the fiscal year ended March 31, 2011 is the last year the Company's financial statements are prepared in accordance with Canadian GAAP. Starting April 1, 2011, the Company will adopt accounting principles generally accepted in the United States of America ("U.S. GAAP") as permitted by Canadian regulatory authorities. The Company will adopt IFRS if and when IFRS and U.S. GAAP converge.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

4 Business Combinations

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL, including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the "Sellers"). The fair value of the consideration for the acquisition was $25,711. Westport paid cash of $17,146 on closing, and is required to pay $10,778 (€7,600 euro) on the third anniversary of the closing date. The obligation to the Sellers payable on July 2, 2013 was recognized as a liability on the acquisition date and recorded at fair value. The amount is non-interest bearing and the fair value was determined using a credit adjusted risk free rate of 3.72% to discount future cash flows. The long-term payable to the Sellers is recorded in long-term debt on the consolidated balance sheet [note 11].

The Company also entered into an "on first demand" bank guarantee in favour of the Sellers with Banca Intesa S.p.A covering the Company's future payment obligation payable on July 2, 2013. The bank guarantee is subject to a cross guarantee with the Bank of Montreal with whom the Company has a credit facility [note 10].

OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas. OMVL has production and distribution capabilities in Europe, Asia, South America, and Australia.

The Company previously held the other 49% of Juniper, which was accounted for as a long-term investment using the equity method. After the transaction, Juniper became a wholly owned subsidiary of the Company. As a result of this transaction, the Company remeasured its 49% interest in the net assets and liabilities of Juniper held prior to the transaction at fair value and recognized a gain of $184, which is recorded in other income. For the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 (2010 ▸ $983, 2009 ▸ $910) from investment accounted for by the equity method.

The acquisitions were accounted for as business combinations using the purchase method. The results of OMVL and the additional 51% of Juniper have been included in the consolidated financial statements of the Company from July 2, 2010.

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets. The final fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:		
Total tangible assets, including cash of $4,130	$	23,531
Intangible assets subject to amortization		6,338
Goodwill		7,573
Total assets acquired		37,442
Less: total liabilities assumed and gain on acquisition of Juniper of $184		(11,731)
Total net assets acquired	$	25,711

Consideration:		
Cash	$	17,146
Long-term payable		8,565
	$	25,711

The foreign exchange rate used to translate Euro denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.26 based on the July 2, 2010 Bank of Canada closing rate.

The Company recognized goodwill associated with the transactions of $7,573. The goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill as at March 31, 2011 was $8,202 reflecting the effect of changes in foreign exchange rates. Goodwill is not deductible for tax purposes.

The consolidated financial statements for the year ended March 31, 2011 reflect consolidated revenue for Juniper (including OMVL) of $23,713 and net loss of $5,138 from the acquisition date. Had the Company acquired OMVL on April 1, 2010, the Company's pro forma revenue and net loss for the year would have been $158,580 and $39,785 respectively.

The Company incurred acquisition related expenses of $397 for the year, which has been recorded in general and administrative expenses in the consolidated statements of operations.

5 Inventories

	2011	2010
Purchased parts	$ 10,494	$ 6,636
Assembled parts	2,705	1,967
Work-in-process	3,453	782
Finished goods	1,349	514
Obsolescence provision	(1,196)	(1,851)
	$ 16,805	$ 8,048

During the year ended March 31, 2010, the Company recorded a write-down to net realizable value of approximately nil (2010 ▸ $1,793; 2009 ▸ $132) for obsolescence and scrap. There were no reversals of write-downs recorded in any year presented.

6 Long-term Investments

	2011	2010
Weichai Westport Inc.	$ 5,622	$ -
	$ 5,622	$ -

On July 3, 2010, the Company invested $4.3 million under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. ("WWI"). The Company has a 35% equity interest in WWI.

From July 3, 2010 to March 31, 2011, the Company recognized income of $997 (2010 ▸ nil), as income from investment accounted for by the equity method.

7 Other Assets

On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the "Agreement") with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities.

Under the Agreement, the Company agreed to loan up to $1,800. The Company will also receive up to 1,427,179 warrants representing 20% of the current outstanding shares to purchase common shares at $0.10 per share for a period of five years.

As at March 31, 2011, the Company loaned the full $1,800 under the Agreement and received 1,427,179 warrants. The loan bears interest at 12.5%, payable at the maturity date of October 15, 2012. As at March 31, 2011, the

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

Company had accrued $52 in interest income. Recoverability of the loan will depend on the future success of the counterparty's operations and cash flows. The Company has determined that the fair value of the warrants is nominal, given that the counterparty's development activities are at an early stage.

8 Equipment, Furniture and Leasehold Improvements

	cost	accumulated amortization	net book value
2011			
Computer equipment and software	$ 7,839	$ 7,219	$ 620
Furniture and fixtures	1,741	1,331	410
Machinery and equipment	29,546	19,401	10,145
Leasehold improvements	10,088	9,180	908
	$ 49,214	$ 37,131	$ 12,083
2010			
Computer equipment and software	$ 6,874	$ 6,101	$ 773
Furniture and fixtures	1,538	1,149	389
Machinery and equipment	20,612	16,644	3,968
Leasehold improvements	9,415	8,432	983
	$ 38,439	$ 32,326	$ 6,113

As at March 31, 2011, equipment with a cost of $443 (2010 ▸ $446) and a net book value of $354 (2010 ▸ $393) is held under capital lease.

9 Intangible Assets

	cost	accumulated amortization	net book value
2011			
Intellectual property	$ 4,493	$ 4,345	$ 148
Trademarks	3,267	125	3,142
Technology	2,059	190	1,869
Customer contracts	1,970	159	1,811
Non-compete agreement	37	6	31
	$ 11,826	$ 4,825	$ 7,001
2010			
Intellectual property	$ 4,254	$ 3,971	$ 283
	$ 4,254	$ 3,971	$ 283

The expected amortization of intangible assets for fiscal year 2012 is $501 and for fiscal year 2013 to 2016 is $357 per year.

10 Demand Instalment Loan

The Company has a credit facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 1% per annum. On June 10, 2010, the Company settled its outstanding demand installment loan. As at March 31, 2011, no amounts are outstanding as a demand installment loan (March 31, 2010 ▸ $3,244).

On July 2, 2010, the Company issued a letter of credit for $10,705 (CDN$11,400) as security for the long-term payable to the Sellers [note 4].

11 Long-term Debt

	2011	2010
Subordinated debenture notes *(a)*	$ 14,948	$ 12,529
Long-term payable *(b)*	9,919	-
Capital lease obligation *(c)*	225	342
	25,092	12,871
Current portion	(15,080)	(136)
	$ 10,012	$ 12,735

a Subordinated debenture notes

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000). Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73. The Company has the option to redeem the debentures at any time at 110% of the principal amount. Interest is payable semi-annually and the debentures mature on July 3, 2011. Of the $14,090 gross proceeds received, the Company assigned $10,742 to the debenture notes and $3,572 to the warrants based on each instruments' relative fair value. The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity, and the warrants are included in other equity instruments.

b Long-term payable

On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $10,778 (€7,600 euro) is payable on the third anniversary of the closing date. The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using the effective interest rate of 3.72% over the term to maturity. The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments. The amount outstanding is denominated in euro, exposing the Company to foreign exchange changes. The amount is guaranteed to the Sellers by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal.

c Capital lease obligation

The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 2.13% to 6.17%. The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2012	$ 135
2013	96
2014	1
	229
Amount representing interest	(4)
	$ 225

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

12 Other Long-term Liabilities

	2011	2010
Deferred lease inducements *(a)*	$ 164	$ 207
Deferred revenue *(b)*	6,932	4,982
	$ 7,096	$ 5,189

a Deferred lease inducements

Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments. The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight-line basis over the lease term. The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

b Deferred revenue

The Company receives cash in advance of revenue recognition criteria being met, including upfront fees, customer deposits, fees for research and development activities, and extended warranty contracts. These items are included in deferred revenue and are recognized into earnings over the contract period as research and development activities are completed or over the warranty period as applicable.

13 Government Assistance

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended March 31, 2011, 2010 and 2009, government assistance of $1,675, $1,474 and $2,463, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures [note 17].

Under the terms of an agreement with Industry Canada's Industrial Technologies Office ("ITO"), from fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $13,900 (CDN$13,500) or 0.33% of the Company's annual revenue provided that gross revenue exceeds $13,900 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $29,100 (CDN$28,200). As at March 31, 2011, $1,392 (2010 ▸ $1,329) in royalties have been paid or are payable of which $1,392 (2010 ▸ $1,329) remains accrued in accounts payable and accrued liabilities.

The Company is also obligated to pay royalties to the Government of Canada's Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $1,031 (CDN$1,000). As at March 31, 2011, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

14 Share Capital

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.00 per share. Gross proceeds totaled $54,000 and the Company also incurred share issuance costs of $4,635.

On December 17, 2009, the Company issued 5,462,500 common shares at a price of $10.50 per share. Gross proceeds totaled $57,356 and the Company incurred share issuance costs of $3,192.

On November 15, 2010, the Company issued 6,957,500 common shares at a price of $17.50 per share. Gross proceeds totaled $121,756 and the Company incurred share issue costs of $6,069.

15 Stock Options and Other Stock-based Plans

At the Company's 2010 annual general meeting, the Company's shareholders ratified and approved the Westport Omnibus Plan, and reserved 2,226,645 common shares under this plan. Under the Westport Omnibus plan, stock options, RSUs and PSUs may be granted and are exercisable into common shares of the Company for no additional consideration. Any employee, contractor, director, or executive officer of the Company is eligible to participate in the Westport Omnibus Plan. The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the "Units") will be granted to the Company's executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company's Board of Directors in consultation with the Company's management.

These performance milestones are focused on achievement of key cash management, profitability, and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

a Share options

The Company grants incentive share options to employees, directors, officers and consultants. Options are granted with an exercise price of not less than the market price of the Company's common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones, or reaching specified share price targets.

A summary of the status of the Company's share option plan as of March 31, 2011, 2010 and 2009 and changes during the years then ended are presented as follows:

	2011		2010		2009	
	shares	WAEP*	shares	WAEP*	shares	WAEP*
Outstanding, beginning of year	1,051,589	$ 8.13	1,136,163	$ 7.32	1,235,799	$ 6.96
Granted	-	-	406,262	10.79	39,280	13.73
Exercised	(472,414)	7.19	(389,580)	6.53	(104,669)	5.57
Cancelled / expired	(17,161)	23.24	(101,256)	15.87	(34,247)	7.66
Outstanding, end of year	562,014	$ 8.46	1,051,589	$ 8.13	1,136,163	$ 7.32
Options exercisable, end of year	455,206	$ 7.75	550,471	$ 8.44	786,282	$ 7.53

* weighted average exercise price (CDN$)

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company's Stock Option Plan. During the year ended March 31, 2011, the Company recognized $547 (2010 ▸ $1,363; 2009 ▸ $481) in stock-based compensation related to stock options. The fair value of the options granted was determined using the Black-Scholes simulation with the following weighted average assumptions: expected dividend yield ▸ nil% (2010 ▸ nil%, 2009 ▸ nil%); expected stock price volatility ▸ nil% (2010 ▸ 78.7%, 2009 ▸ 61.0%); risk free interest rate ▸ nil% (2010 ▸ 1.60%, 2009 ▸ 2.74%); expected life of options ▸ nil years (2010 ▸ 3.3 years, 2009 ▸ 4.0 years). The weighted average grant date fair value was nil for options granted for the year ended March 31, 2011 (2010 ▸ $5.60, 2009 ▸ $6.45).

exercise price range (CDN$)	outstanding, March 31, 2011	WARCL *	WAEP **	exercisable, March 31, 2011	WAEP **
$ 3.22 ▸ 3.96	16,068	2.9	$ 3.62	8,926	$ 3.34
4.13 ▸ 4.87	63,279	3.0	4.44	63,279	4.44
5.25 ▸ 5.99	168,190	2.0	5.31	168,190	5.31
6.13 ▸ 9.14	63,058	2.1	8.01	63,058	8.01
10.33 ▸ 11.11	200,709	3.8	11.07	117,710	11.04
14.90 ▸ 16.50	50,710	4.7	15.69	34,043	15.29
$ 3.22 ▸ 16.50	562,014	3.02	$ 8.46	455,206	$ 7.75

* weighted average remaining contractual life (years)
** weighted average exercise price (CDN$)

b Employee share purchase plan

The Company has an employee share purchase plan ("ESPP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the employee's RRSP and/or ESPP. Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis in the open market. Shares purchased on behalf of the employee with the employee's contribution vest with the employee immediately. Shares purchased with the Company's contribution vest on December 31st of each year, so long as the employee is still employed with the Company. The ESPP was cancelled on March 31, 2011.

c Share units

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital. During the year ended March 31, 2011, the Company recognized $4,376 (2010 ▸ $3,167; 2009 ▸ $1,493) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

Of the Units granted during the year ended March 31, 2011, 166,420 Units were subject to market as well as service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield ▸ nil%; expected stock price volatility ▸ 83.48%; and risk free interest rate ▸ 1.52%. The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date. One-half of these Units vest after two

years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

A summary of the status of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan, as of March 31, 2011, 2010 and 2009, and changes during the years then ended are as follows:

	units
Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)
Outstanding, March 31, 2009	1,729,970
Units exercised	(601,855)
Units granted	105,084
Units cancelled	(38,286)
Outstanding, March 31, 2010	1,194,913
Units exercised	(241,825)
Units granted	424,149
Outstanding, March 31, 2011	1,377,237

As at March 31, 2011, 541,534 Units are vested and exercisable.

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	2011	2010	2009
Research and development	$ 627	$ 598	$ 248
General and administrative	2,958	3,217	1,283
Sales and marketing	1,338	715	443
	$ 4,923	$ 4,530	$ 1,974

16 Other Equity Instruments

	2011	2010
Value assigned to Share Units [note 15(c)]	$ 4,205	$ 3,068
Value assigned to warrants	-	6,757
	$ 4,205	$ 9,825

On April 14, 2010, 790,614 warrants issued to ITO with a fair value of $3,209 (CDN$ 4,000) were exercised. 771,428 warrants with an assigned value of $3,572 and 46,118 broker warrants with an assigned value of $266 were issued as part of the debenture units net of transaction costs of $290 [note 11(a)]. On July 3, 2010, all unexercised warrants and broker warrants expired.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

17 Research and Development Expenses

Research and development expenses are recorded net of program funding received or receivable. For the years ending March 31, 2011, 2010 and 2009, the following research and development expenses had been incurred and program funding received or receivable:

	2011	2010	2009
Research and development expenses	$ 36,338	$ 27,546	$ 28,024
Program funding [note 13]	(1,675)	(1,333)	(1,856)
Research and development	$ 34,663	$ 26,213	$ 26,168

18 Income Taxes

a The Company's income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 28.0% (2010 ▸ 29.6%; 2009 ▸ 30.8%) as follows:

	2011	2010	2009
Loss before income taxes	$ 24,851	$ 19,177	$ 10,434
Expected income tax recovery	$ 6,958	$ 5,676	$ 3,214
Reduction (increase) in income taxes resulting from:			
Non-deductible interest on long-term debt and amortization of discount	(558)	(384)	(112)
Non-deductible stock-based compensation	(1,379)	(1,341)	(608)
Non-deductible expenses	(42)	(33)	(54)
Withholding taxes	(303)	(194)	(193)
Change in enacted rates	24	(951)	(2,076)
Foreign tax rate differences, foreign exchange and other adjustments	(3,324)	(1,206)	(1,414)
Change in valuation allowance	(11,023)	(10,008)	(4,824)
	$ (9,647)	$ (8,441)	$ (6,067)

b The tax effects of the significant temporary differences that comprise tax assets and liabilities at March 31, 2011 and 2010 are as follows:

	2011	2010
Future tax assets:		
Net operating loss carry forwards	$ 41,115	$ 27,342
Intangible assets	982	1,580
Equipment, furniture and leasehold improvements	1,181	1,330
Financing and share issuance costs	2,472	1,783
Warranty liability	6,686	7,368
Deferred revenue	3,092	1,950
Provisions	1,756	-
Other	379	85
Total gross future tax assets	57,663	41,438
Valuation allowance	(48,065)	(32,368)
Total future tax asset	$ 9,598	$ 9,070
Allocated as follows:		
Current future tax assets	$ 6,084	$ 4,990
Long-term future tax asset	3,514	4,080
Total future tax asset	$ 9,598	$ 9,070

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible. Since evidence does not exist that future income tax assets will be fully realized, a valuation allowance has been recorded.

Current tax expense for the year ended March 31, 2011 was $8,886 (2010 ▸ $9,663, 2009 ▸ $2,682) of which $8,954 is payable in the United States (2010 ▸ $9,462, 2009 ▸ $2,505), $372 is recoverable in Italy (2010 ▸ nil, 2009 ▸ nil) and $304 (2010 ▸ $201, 2009 ▸ $374) is payable in Canada. Future income tax expense of $272 (2010 ▸ recovery of $1,312; 2009 ▸ $1,370) relates to temporary differences in the United States. Future tax expense of $32 (2010 ▸ $90; 2009 ▸ $2,015) relates to temporary differences in Canada. Future tax expense of $457 (2010 ▸ nil, 2009 ▸ nil) relates to temporary differences in Italy.

c The Company has non-capital loss carry forwards in Canada available to offset future taxable income, which expire as follows:

2014	$ 2,787
2015	2,587
2026	2,428
2027	14,100
2028	20,508
2029	27,577
2030	43,523
2031	44,087
	$ 157,597

The Company has non-capital loss carry forwards in the United States available to offset future taxable income of $914 which expire in 2029. The Company also has non-capital loss carry forwards in Italy available to offset future taxable income. Of these losses, $1,253 expire in 2015 and $1,020 expire in 2016.

19 Investment in Joint Ventures

	2011	2010
Cummins Westport Inc. *(a)*	$ 14,770	$ 12,771
BTIC Westport Inc. *(b)*	151	365
	$ 14,921	$ 13,136

a **Cummins Westport Inc.**

The Company entered into a joint venture with Cummins on March 7, 2001. The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel. The Company provides personnel, financing and key technologies for the venture, while Cummins provides an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations. Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares, which were convertible into common shares for no consideration at the option of Cummins.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company. Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004. However, the Company remained responsible for funding the profit and loss of CWI through CWI's fiscal 2004 year for the period January 1 to December 31, 2004. Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004. Cummins has agreed to manufacture engines for CWI's business and transfer the engines to CWI at cost. In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of $10,400. As at March 31, 2011, CWI has paid royalties totaling $9,800.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI. However, the Company has determined that CWI is a VIE and the Company is the primary beneficiary. The Company continues to consolidate CWI.

CWI has provided a loan to Cummins under a demand loan agreement. The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2011, this rate was 1.07%. All outstanding interest is payable in United States dollars on or before December 15, 2011. Interest begins accruing on the date in which monies are advanced under the loan agreement. The loan is uncollateralized and is renewed annually.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as of and for the periods presented are as follows:

Assets	2011	2010
Current assets:		
Cash and cash equivalents	$ 2,291	$ 3,176
Short-term investments	14,010	12,704
Accounts receivable	1,016	2,620
Loan receivable	14,200	13,295
Prepaid expenses	100	70
Current portion of future income tax asset	5,288	4,990
	36,905	36,855
Future income tax asset	3,511	4,080
Equipment, furniture & leasehold improvements	765	350
	$ 41,181	$ 41,285

Liabilities	2011	2010
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,658	$ 4,617
Deferred revenue	1,797	633
Current portion of warranty liability	11,997	11,443
	15,452	16,693
Long-term liabilities:		
Warranty liability	4,724	7,738
Deferred revenue	5,453	3,720
	10,177	11,458
	$ 25,629	$ 28,151

Operations	2011	2010	2009
Product revenue	$ 84,612	$ 87,811	$ 82,475
Parts revenue	26,675	24,007	16,625
	111,287	111,818	99,100
Cost of revenue and expenses:			
Cost of revenue	66,989	73,059	73,048
Research and development	10,043	7,740	7,327
General and administrative	1,181	1,031	1,243
Sales and marketing	7,675	7,719	6,393
Foreign exchange	160	(345)	408
Bank charges, interest & other	299	254	156
	86,347	89,458	88,575
Income before undernoted	24,940	22,360	10,525
Interest and investment income	284	120	810
Income before income taxes	25,224	22,480	11,335
Income tax recovery (expense):			
Current	(8,954)	(9,461)	(2,513)
Future	(272)	1,311	(1,344)
	(9,226)	(8,150)	(3,857)
Income for the year	15,998	14,330	7,478
Income attributable to Joint Venture Partner	(7,999)	(7,165)	(3,739)
Income attributable to the Company	$ 7,999	$ 7,165	$ 3,739

b BTIC Westport Inc.

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. ("BTIC") of Beijing, China formed BWI to market liquefied natural gas ("LNG") fuel tanks for vehicles. Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture. Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer.

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company consolidates BWI. For the year ended March 31, 2011, the net loss from BWI attributable to BTIC was $214 (2010 ▸ $94, 2009 ▸ net income of $170).

20 Commitments and Contingencies

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2012	$ 1,563
2013	1,220
2014	930
2015	217
2016	27
	$ 3,957

For the year ended March 31, 2011, the Company incurred operating lease expense of $1,599 (2010 ▸ $1,459; 2009 ▸ $1,152).

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

21 Segmented Information

The Company's business operates in three reportable operating segments:

:: CWI which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

:: Juniper which designs, produces and sells high-performance alternative fuel engines primarily for the sub-5-litre class initially targeting the global CNG and liquefied petroleum gas industrial and light-duty automotive market; and

:: Other which includes Westport HD and other corporate costs. Westport HD includes the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in [note 2]. The Company evaluates segment performance based on the net operating income (loss) which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfer for the years ended March 31, 2011 and 2010.

	2011	2010	2009
Revenue			
CWI	$ 111,287	$ 111,818	$ 99,100
Juniper	23,713	-	-
Other	13,062	9,835	10,111
	$ 148,062	$ 121,653	$ 109,211
Net operating income (loss)			
CWI	$ 25,399	$ 22,360	$ 11,089
Juniper	(2,476)	-	-
Other	(38,377)	(38,479)	(31,537)
	(15,454)	(16,119)	(20,448)
Depreciation and amortization			
CWI	(80)	(60)	(38)
Juniper	(1,305)	-	-
Other	(2,211)	(1,897)	(1,711)
	(3,596)	(1,957)	(1,749)
Income before undernoted	(19,050)	(18,076)	(22,197)
Other income (expense), net	(5,801)	(1,101)	11,763
Income before income taxes	$ (24,851)	$ (19,177)	$ (10,434)
Capital expenditures			
CWI	$ 442	$ 53	$ 250
Juniper	211	-	-
Other	2,960	151	5,131
	$ 3,613	$ 204	$ 5,282

For the year ended March 31, 2011, 60% (2010 ▸ 67%; 2009 ▸ 84%) of the Company's revenue was from sales in the Americas, 15% (2010 ▸ 14%; 2009 ▸ 4%) from sales in Asia, and 25% (2010 ▸ 19%; 2009 ▸ 12%) from sales elsewhere.

As at March 31, 2011 total goodwill of $8,202 (2010 ▸ nil) was allocated to the Juniper segment. As at March 31, 2011 total long-term investments of $5,622 (2010 ▸ nil) was allocated to the Other segment. Total assets are allocated as follows:

	2011	2010
CWI	$ 41,181	$ 41,285
Juniper	35,168	-
Other	197,037	112,405
	$ 273,386	$ 153,690

Capital assets and goodwill information by geographic area:

	2011	2010
Italy	$ 12,755	$ -
Canada	6,701	5,648
United States	787	400
China	42	65
	$ 20,285	$ 6,113

22 Financial Instruments

a Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk, and interest rate risk.

b Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has sustained losses and negative cash flows from operations since inception. At March 31, 2011, the Company has $180,303 of cash, cash equivalents, and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2011:

	carrying amount	contractual cash flows	‹ 1 year	1–3 years	4–5 years	› 5 years
Accounts payable and accrued liabilities	$ 24,765	$ 24,765	$ 24,765	$ -	$ -	$ -
Short-term debt *(i)*	208	208	208	-	-	-
Subordinated debenture notes *(ii)*	14,948	15,818	15,818	-	-	-
Other long-term debt *(iii)*	10,144	11,002	133	10,869	-	-
Operating lease commitments	-	3,957	1,563	2,150	244	-
Royalty payments *(iv)*	1,392	26,815	1,392	2,785	22,638	-
	$ 51,457	$ 82,565	$ 43,879	$ 15,804	$ 22,882	$ -

i Loan repayable to Centrobanca-L46 in May 2011 and carries a fixed interest rate of 1.012%

ii Includes interest at 9%

iii See [note 11]

iv From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of CDN$1,350 or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of CDN$28,189. The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,400. The Company has a remaining obligation of $527.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company's cash inflows and outflows, specifically around the sale of inventories and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

c Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable. As at March 31, 2011, 85% (2010 ▸ 60%) of accounts receivable relates to customer receivables, 8% (2010 ▸ 11%) relates to government grants receivable and 7% (2010 ▸ 29%) relates to amounts due from partners and indirect and value added taxes receivable. The loan receivable in current assets is due from Cummins Inc., a large U.S. based engine manufacturer and the Company's joint venture partner. The Company is also exposed to credit risk on an amount receivable from a private energy company [note 7]. In order to minimize the risk of loss for customer receivables, the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers' liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, loan receivable and other assets of $212,289 at March 31, 2011 represents the Company's maximum credit exposure.

d Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar ("U.S.") and the Euro ("Euro"). Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, short-term debt, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical. The Company attempts to limit its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

The Company's functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at March 31, 2011 is as follows:

	U.S. dollars
Cash and cash equivalents	$ 109,872
Short-term investments	25,841
Accounts receivable	1,704
Other assets	1,852
Accounts payable	1,254

	Euros
Cash and cash equivalents	201
Long-term debt	6,998

If foreign exchange rates on March 31, 2011 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2011 would have changed by $345 and $17 for U.S. dollar denominated and Euro denominated financial instruments, respectively. The Company's exposure to currencies other than U.S. dollars and Euros is not material.

e Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable. The Company limits its exposure to interest rate risk by continually monitoring, and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates. The company's interest bearing indebtedness have fixed rates of interest. Accordingly, the Company is not exposed to interest rate risk as its liabilities.

If interest rates for the year ended March 31, 2011 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2011 would have changed by $12.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

22 Financial Instruments (continued)

f Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company's short-term investments are recorded at fair value. The long-term investment represents our interest in the Weichai Westport Inc. joint venture, which is accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value. The fair values of the Company's demand installment loan, and short-term debt are not materially different from its carrying value based on market rates of interest.

Other assets consist of a note purchased by a private energy company [note 7]. It is recorded at the outstanding principal amount plus accrued interest. Given that the company is private, there is a lack of observable market data. However, the Company believes that the carrying value of the note approximates its fair value as the interest rate of 12.5% represents a market-based rate that would be demanded for a note with similar terms and conditions.

The Company also received warrants to purchase common shares under the Note and Warrant Purchase Agreement. As the shares are privately held, there is a lack of observable market data and the fair value of the common shares is not readily determinable. The Company believes the fair value of the warrants is nominal given the counterparty's development activities are still at an early stage.

The carrying value reported in the balance sheet for the subordinated debenture notes [note 11(a)] is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date. As at March 31, 2011, the fair value of the subordinated debenture notes is higher than its carrying value by $842 based on a market interest rate of 14.00%.

The carrying value reported in the balance sheet for other long-term debt is also recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of Euro 7.6 million that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%. As at March 31, 2011, the fair value of the long-term debt is higher than its carrying value by $2,706 based on a market interest rate of 2.35%.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

23 Management of Capital

As at March 31, 2011, the Company's capital is composed of share capital, its $20,627 (CDN$20,000) line of credit with a Schedule 1 Canadian bank, $14,090 (CDN$15,000) in debenture units, the primary terms of which are described in [note 11(a)] and $10,778 (€7,600 euro) long term debt payable as described in [note 11(b)].

The Company's objectives when managing capital are as follows:

:: to safeguard the entity's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders;

:: to maintain sufficient cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short-term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

:: to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company's business plans.

The Company's primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses. The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company's approach to capital management during the year ended March 31, 2011.

24 Reconciliation to United States Generally Accepted Accounting Standards

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("U.S. GAAP") as follows:

a Debt issuance costs and the effective interest method

Under Canadian GAAP, debt issuance costs are amortized using the using the effective interest method under Canadian GAAP and are classified as reductions of the carrying value of the debt to which it relates. Under U.S. GAAP, debt issuance costs are presented as deferred charges and are amortized using the effective interest method. Accordingly, unamortized financing costs of $130 (2010 ▸ $529) relating to the issuance of debenture units, which are deducted against the liability, would be presented as an asset.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts **::** *years ended March 31, 2011, 2010, and 2009*

b Investments

Under Canadian GAAP and U.S. GAAP, mark-to-market adjustments on available for sale securities result in future income tax expense or recovery and, for the Company, a corresponding change in the valuation allowance against related future tax assets. The tax expense or recovery is included in accumulated other comprehensive income ("AOCI") until the shares are sold at which time the tax expense or recovery will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the period, but under U.S. GAAP, the change in valuation allowance would be recognized in other comprehensive income. Accordingly, for U.S. GAAP purposes, future income tax expense for the year ended March 31, 2010 and 2009 of $49 and $1,928, respectively, recognized under Canadian GAAP would not be recognized.

For Canadian and U.S. GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

c Acquired in-process research and development costs

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized. For U.S. GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development. Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2011, 2010 and 2009 of $141, $129 and $128, respectively, would not be recognized under U.S. GAAP. As at March 31, 2011, the carrying value of intellectual property would be reduced by $142 (2010 ▸ $283) with a corresponding increase in accumulated deficit.

d Stock-based compensation

As described in **[note 15]**, the Company has granted stock options to certain directors, consultants, and employees. On adoption of standards requiring stock options to be recognized at fair value, the Company recognized a cumulative adjustment to accumulated deficit for stock-based compensation related to stock options granted to employees on or after April 1, 2002.

For U.S. GAAP purposes, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method on April 1, 2004 but recognized stock based compensation expense prospectively.

Accordingly, on adoption of the fair value method for U.S. GAAP purposes, adjustments to accumulated deficit of $1,857, share capital of $51 and additional paid in capital of $1,806 recognized for Canadian GAAP purposes are not recognized for U.S. GAAP purposes. In addition, for U.S. GAAP purposes in years prior to April 1, 2002, the Company recognized stock-based compensation of $1,569 relating to stock options issued to non-employees prior to April 1, 2002.

Additional information about the share units issued under the Westport Omnibus Plan and former amended Share Unit Plan are as follows:

	units	weighted average grant date fair value (CDN$)
Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29
Unvested, March 31, 2009	1,132,410	8.61
Units granted	105,084	9.10
Units vested	(186,790)	10.89
Units cancelled	(38,286)	10.91
Unvested, March 31, 2010	1,012,418	8.16
Units granted	424,149	22.78
Units vested	(548,733)	7.58
Units cancelled	(52,131)	13.64
Unvested, March 31, 2011	835,703	$ 15.62

The aggregate intrinsic value of the Company's stock option awards and share units at March 31, 2011 in Canadian dollars are as follows:

	2011	2010
Stock options:		
Outstanding	$ 7,187	$ 9,165
Exercisable	6,143	4,696
Share units:		
Outstanding	$ 29,266	$ 19,966
Exercisable	11,508	3,049

The total intrinsic value of options and share units exercised for the year ended March 31, 2011 was $9,741 (CDN$9,445). As at March 31, 2011, $11,568 (CDN$11,216) of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

e Income taxes

Under both Canadian and U.S. GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled. In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law. When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities. Under U.S. GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended March 31, 2011, 2010, and 2009, enacted rates for U.S. GAAP purposes were equal to rates used for Canadian GAAP purposes.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

24 Reconciliation to United States Generally Accepted Accounting Standards (continued)

e Income taxes (continued)

Income tax recovery (expense) consists of:

	net income (loss) before taxes and Joint Venture Partners' share of net income from joint ventures	income tax recovery (expense)		
		current	deferred	total
Year ended March 31, 2011:				
Canada	$ (46,103)	$ (304)	$ (32)	$ (336)
United States	21,633	(8,954)	(272)	(9,226)
Italy	1,015	372	(457)	(85)
Other	(1,396)	-	-	-
	$ (24,851)	$ (8,886)	$ (761)	$ (9,647)
Year ended March 31, 2010:				
Canada	$ (39,426)	(201)	(90)	(291)
United States	20,774	(9,462)	1,312	(8,150)
Other	(525)	-	-	-
	$ (19,177)	$ (9,663)	$ 1,222	$ (8,441)
Year ended March 31, 2009:				
Canada	$ (28,259)	$ (374)	$ (2,015)	$ (2,389)
United States	17,451	(2,505)	(1,370)	(3,875)
Other	374	197	-	197
	$ (10,434)	$ (2,682)	$ (3,385)	$ (6,067)

For U.S. GAAP purposes, the Company recognizes the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

For all periods presented, there is no difference between Canadian and U.S. GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or by other tax authorities in jurisdictions in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2011
United States	Fiscal year 2005 to 2011
Germany	Fiscal year 2003 to 2011
China	Fiscal year 2007 to 2011
Italy	Fiscal year 2006 to 2011

In Canada and the United States, if the Company utilizes tax loss carryforwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.

f Effect of U.S. GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss, and loss per share under U.S. GAAP are as follows:

	2011	2010
Total assets, Canadian GAAP	$ 273,386	$ 153,690
Difference in accounting for:		
Intellectual property *[note 24(c)]*	(142)	(283)
Unamortized financing costs *[note 24(a)]*	130	529
Total assets, U.S. GAAP	$ 273,374	$ 153,936
Total liabilities, Canadian GAAP	$ 77,237	$ 56,979
Difference in accounting for:		
Unamortized financing costs *[note 24(a)]*	130	529
Total liabilities, U.S. GAAP	$ 77,367	$ 57,508
Shareholders' equity, Canadian GAAP	$ 196,149	$ 96,711
Difference in accounting for:		
Intellectual property *[note 24(c)]*	(142)	(283)
Shareholders' equity, U.S. GAAP	$ 196,007	$ 96,428

	2011	2010	2009
Net loss attributable to the Company, Canadian GAAP	$ (42,283)	$ (34,689)	$ (20,410)
Tax recovery on realized and unrealized gain on available for sale securities *[note 24(b)]*	-	49	1,928
Amortization of intellectual property *[note 24(c)]*	141	129	128
Net loss attributable to the Company, U.S. GAAP	(42,142)	(34,511)	(18,354)
Other comprehensive income (loss) attributed to the Company, Canadian GAAP	7,414	14,087	(25,347)
Tax expense on realized and unrealized gain on available for sale securities *[note 24(b)]*	-	(49)	(1,928)
Other comprehensive income (loss) attributed to the Company, U.S. GAAP	7,414	14,038	(27,275)
Comprehensive loss attributed to the Company, U.S. GAAP	$ (34,728)	$ (20,473)	$ (45,629)
Basic and diluted loss per share, U.S. GAAP	$ (1.00)	$ (1.01)	$ (0.61)

There are no differences between Canadian GAAP and U.S. GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts :: *years ended March 31, 2011, 2010, and 2009*

g Additional financial information and disclosures required under U.S. GAAP

i Accounts receivable

A summary of the components of accounts receivable is as follows:

	2011	2010
Customer trade receivable	$ 14,289	$ 6,998
Government funding receivable	1,281	1,270
Due from joint venture partner and other receivables	1,075	3,252
Allowance for doubtful accounts	(711)	(130)
	$ 15,934	$ 11,390

ii Accounts payable and accrued liabilities

A summary of the components of accounts payable and accrued liabilities is as follows:

	2011	2010
Trade accounts payable	$ 18,270	$ 7,598
Accrued payroll	4,852	2,990
Accrued interest	416	397
Income taxes payable	1,087	2,564
Other	140	138
	$ 24,765	$ 13,687

iii Warranty liability

A continuity of the warranty liability is as follows:

	2011	2010	2009
Balance, beginning of year	$ 20,950	$ 19,496	$ 8,920
Warranty claims	(14,143)	(14,164)	(8,039)
Warranty accruals	14,034	17,718	14,962
Change in warranty estimates	(2,735)	(2,059)	3,835
Impact of foreign exchange	(71)	(41)	(182)
Balance, end of year	$ 18,035	$ 20,950	$ 19,496

iv Cost of revenue

Cost of revenue related to product revenue for the year ended March 31, 2011 was $72,448 (2010 ▸ $66,277; 2009 ▸ $70,129) and cost of revenue related to parts revenue was $18,534 (2010 ▸ $16,702; 2009 ▸ $11,208).

v Deferred revenue

Deferred revenue that will not be amortized in one year is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in **[note 12]**. Under U.S. GAAP, this amount would be presented separately on the balance sheet.

h Adoption of new accounting procedures

Variable interest entities

In June 2009, the FASB issued a new standard ASC No. 810-10, *Consolidation,* which amends accounting standards for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this new accounting standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. Under the new standard, the Company's accounting treatment of its variable interests remains unchanged. The Company is performing regular reassessments of whether it is the primary beneficiary of its variable interest entities.

Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which amends ASC 810, *Consolidation*. The amendments provide guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests, and results of activities of a variable interest entity in its consolidated financial statements. The Company adopted this ASU effective April 1, 2010. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Subsequent events

In February 2010, the FASB issued a new standard ASU No. 2010-09, *Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements,* to address implementation issues related to subsequent events. This update eliminated the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, clarified the period through which conduit bond obligors must evaluate subsequent events and refined the scope of the disclosure requirements for reissued financial statements. These amendments are effective upon issuance of the update. The adoption of this update did not have an effect on the Company's consolidated financial position, results of operations, cash flows, or note disclosures.

Revenue recognition

In April 2010, the FASB issued ASU 2010-17, *Revenue Recognition – Milestone Method (Topic 605).* This ASU stemmed from Emerging Issues Tax Force ("EITF") Issue 08-9, *Milestone Method of Revenue Recognition.* The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. Accordingly, the ASU states that the use of the milestone method is an accounting policy election. The Company early adopted this ASU effective July 1, 2010 and records service revenue under this method in its consolidated financial statements.

Notes to Consolidated Financial Statements

expressed in thousands of United States dollars, except share and per share amounts **::** *years ended March 31, 2011, 2010, and 2009*

24 Reconciliation to United States Generally Accepted Accounting Standards (continued)

i New accounting pronouncements

Fair value measurements and disclosures

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measures and Disclosures*, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements and transfers between Level 1, 2, and 3. This update is effective for fiscal years beginning after December 31, 2010. We are assessing the potential impact that the update may have on our financial statements.

Intangibles – Goodwill and Other

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles – Goodwill and Other,* which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists. This updated is effective for fiscal years beginning on or after December 15, 2010. The Company has determined that the update will not have any impact on its consolidated financial statements.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations,* on the disclosure of supplementary pro forma information for business combinations. A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that had occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This update is effective prospectively for acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We are assessing the potential impact that the update may have on our financial statements.

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements*. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010. We are assessing the potential impact that the update may have on our financial statements.

25 Subsequent Event

On June 8, 2011, the Company entered into a definitive agreement to acquire 100% of the outstanding shares of Emer S.p.A. ("Emer") of Brescia, Italy, for consideration of approximately €80.0 million ($117.2 million) through a combination of stock, cash, and assumption of debt. The Company will pay €27.0 million ($39.6 million) in a combination of cash and the issuance of common shares on the closing date. Common shares will be issued on the closing date in a range of 50% to 100% of this payment amount with the remainder settled in cash. The Company will also assume approximately €53.0 million ($77.6 million) in existing net debt within Emer. The closing of the transaction is expected on or about July 1, 2011 and is subject to a number of closing conditions, including regulatory approval from the Toronto Stock Exchange, approval from Emer's banking syndicate, Emer obtaining the shares of minority shareholders and receipt of Emer's 2010 audited financial statements. As a result, the Company will commence consolidating 100% of the assets liabilities, revenues, and expenses of Emer on the transaction close date.

Shareholder Information

Directors and Executive Officers

name	place of residence	position	start date	Audit	HR & Compensation	Nominating & Governance	Strategy	Technology	Cummins Westport Board	BTIC Westport Board	Juniper Board
John A. Beaulieu	Vancouver, Washington	Chairman and Director	1997-09	●	●	●		●			
Warren J. Baker	Avila Beach, California	Director	2002-09		●	●		●			
M.A. (Jill) Bodkin	Vancouver, BC	Director	2008-07	●	●		●	●			
David R. Demers	West Vancouver, British Columbia	Chief Executive Officer and Director	1995-03		●		●	●	●		●
Dezsö J. Horváth	Toronto, Ontario	Director	2001-09	●	●		●	●			
William (Bill) E. Larkin	Blaine, Washington	Chief Financial Officer	2010-02								
Sarah Liao Sau Tung	Hong Kong, China	Director	2008-07	●			●				
Albert Maringer	Canmore, Alberta	Director	2008-07		●		●	●			
Gottfried (Guff) Muench	West Vancouver, British Columbia	Director	2010-07	●			●	●			
Nicholas C. Sonntag	Gibsons, British Columbia	Executive Vice President, Corporate Development, Westport, and President, Westport Asia	2006-10							●	
Elaine A. Wong	Vancouver, British Columbia	Executive Vice President, Strategic Development	2001-09						●		

Corporate Information

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

▶ **Computershare Investor Services Inc.**
510 Burrard Street, 3rd Floor
Vancouver, British Columbia, Canada :: V6C 3B9
tel: 604-661-9400 :: **fax:** 604-661-9549

Legal Counsel

Bennett Jones LLP :: Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants :: Vancouver, British Columbia, Canada

Stock Listing

NASDAQ: WPRT :: **Toronto Stock Exchange:** WPT

Annual Meeting

The Westport Innovations Inc. Annual Meeting of Shareholders will be held on Thursday, July 14th, 2011 at 2:00 p.m. (Pacific) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

Westport on the Internet

Topics featured in this Annual Report can be found on our websites:

Westport Innovations Inc.	**westport.com**
Westport HD	**westport-hd.com**
Cummins Westport Inc.	**cumminswestport.com**
Juniper Engines Inc.	**juniperengines.com**

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on Westport's website, on SEDAR at **www.sedar.com**, or at the SEC at **www.sec.gov**. Shareholders and other interested parties can also sign up to receive news updates:

via email	**invest@westport.com**
via RSS	**westport.com/rss**
via Twitter	**@WestportWPRT**

Contact Information / Corporate Offices

101 – 1750 West 75th Avenue
Vancouver, British Columbia, Canada :: V6P 6G2
tel: 604-718-2000 :: fax: 604-718-2001 :: **invest@westport.com**

Forward Looking Statements

This document contains forward-looking statements about Westport's business, operations, technology development, and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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